UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB
                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Last Mile Logistics Group, Inc.
                         -------------------------------
                 (Name of Small Business Issuer in its charter)

                                     Florida
                                     -------
         (State or other jurisdiction of incorporation or organization)

                                   65-1001573
                                   ----------
                      (I.R.S. Employer Identification No.)

                               6675 Amberton Drive
                            Elkridge, Maryland 21075
                            ------------------------
              (Address of principal executive offices and zip code)

                                 (301) 931-1771
                                 --------------
                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORY

         Our company, Last Mile Logistics Group, Inc., is a Florida corporation which was formed in 1998. It did not commence business operations until it acquired Chesapeake Logistics, LLC, a Maryland limited liability company ("Chesapeake Logistics"), as of October 1, 2006.

         Chesapeake Logistics provides courier services of envelopes and small packages, as well as "last mile" logistics services in the mid-Atlantic region of the United States from its facility located in Elkridge, Maryland. Its "last mile" logistics services include scheduled door-to-door delivery of larger items of merchandise, such as furniture, electronics and entertainment equipment, as well as the assembly and installation of such items.

         Chesapeake Logistics was founded as a limited liability company in Arnold, Maryland in November 1997. Initially, it was a consulting firm which focused on improving its clients' supply chain and logistics strategies and practices. In September 2000, Chesapeake Logistics acquired the assets and business of Boyle Enterprises, Inc. d/b/a U.S. Couriers, a provider of same-day and scheduled courier services in the Washington, DC area.

         While continuing to provide courier services, Chesapeake Logistics has, over time, changed its focus to include the delivery of heavier freight and specialized support services, such as home delivery and assembly and installation of merchandise. This transition from business-to-business deliveries of envelopes and small packages to business-to-consumer deliveries of larger merchandise reflects our adjustment to certain industry realities and trends as are discussed below.

         Shortly before the acquisition of Chesapeake Logistics, Last Mile Logistics Group, Inc. changed its name from David Interns Corp. to Last Mile Logistics Group, Inc. ("LMLG"). LMLG acquired all of the issued and outstanding units of ownership in Chesapeake Logistics, thereby causing Chesapeake Logistics to become a wholly-owned subsidiary of LMLG. The business of Chesapeake Logistics has become the only operating business of LMLG and the management of Chesapeake Logistics has assumed the management of LMLG.

         When used herein the terms "Company," "we," "us" and "our" each refers to the combined business entity of LMLG and Chesapeake Logistics, unless the context otherwise indicates.

GOING CONCERN

         Our financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our independent auditor has expressed substantial doubt as to our ability to continue as a going concern. As shown in the financial statements, during the year ended December 31, 2005, we had net sales of $1,921,264 and we incurred a loss of $61,434, and during the nine months ended September 30, 2006, we had net sales of $1,297,291 and incurred a loss of $295,065. As of September 30, 2006, we had $470,486 in current assets


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and $499,104 in current liabilities, resulting in a working capital deficit of
$28,618.

         We have utilized existing lines of credit to fund our working capital needs in 2005 and 2006. At September 30, 2006, the current portion of our long-term debt was $377,629 and our long-term debt was $626,866. We believe that we will generate sufficient operating capital through operations to meet our debt service requirements and to maintain our business at its present level. However, if we fail for any reason to repay any of our loans on a timely basis, then we may have to curtail our business sharply or cease our operations altogether.

         Alternatively, any shortfall in our cash flow requirements may be met through private placements of our common stock and incurring debt. No assurances can be given that financing will be available or be sufficient to meet our capital needs. If we are unable to generate profits or are unable to obtain financing to meet our working capital requirements, then we may be required to modify our operations, including curtailing our business significantly or ceasing operations altogether. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to retain our current financing, to obtain additional financing, if necessary, and ultimately to return to profitability. Should any of these events not occur, the accompanying financial statements will be adversely affected and our business may not survive.

INDUSTRY BACKGROUND AND TRENDS

         We view the logistics industry as consisting of two segments. The first segment, in our view, involves the transportation and delivery of envelopes and small packages. The providers of these services include the United States Post Office, Federal Express, UPS and other, smaller courier services. By providing courier services, we compete in this segment. Due to the increasing use of email and faxes, as well as the efficiencies of large, integrated entities such as the United States Post Office, Federal Express and UPS, our courier business has been shrinking for several years.

         The second segment, in our view, involves the transportation and delivery of freight. The freight delivery industry is generally characterized by two types of carriers: long haul carriers and "last mile" carriers. Long haul carriers include trucking companies and air freight companies that typically transport freight from one market or city to another, but do not provide "door-to-door" service. "Last mile" carriers include delivery services that typically transport freight from a local warehouse or retail establishment to the ultimate destination within a metropolitan or other relatively finite area. We provide "last mile" delivery services in the mid-Atlantic region and thereby compete in this segment as well.

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         The "last mile" delivery industry has historically been highly fragmented and highly localized. No national or international company has yet become a dominant provider of "last mile" delivery services.

         In our opinion, several trends have combined to increase the demand for "last mile" delivery services, including without limitation the following:

         1. Growth in Internet Sales. The growth in retail sales via the internet has sharply increased the need for last mile delivery services. We anticipate that retail sales via the internet and the need for last mile delivery services will continue to grow. While the transportation and delivery of small packages is provided by the United States Post Office, Federal Express, UPS and similar entities, last mile service providers are necessary to deliver, assemble and install larger items, such as furniture, appliances, large screen televisions, entertainment centers and exercise equipment.

         2. Growth in Aging Population. As the American population has grown older, the medical requirements and physical limitations of the aging have increased. As a result, sales of items such as lift beds and chairs, wheelchairs, electric scooters, massage chairs, exercise equipment and other items designed to make life easier for those growing older have increased. We expect this trend to continue. In most cases, last mile service providers are required to deliver, assemble and install these items.

         3. Growth in Outsourcing of Logistics Services. As retailers have focused on their core competencies in order to compete effectively, many have elected to outsource delivery services in order to reduce capital investment in warehouse and transportation assets and to reduce warehouse and transportation expenses. We anticipate that this trend will continue.

         4. Need for Retailers to Differentiate Themselves. In order to compete effectively, retailers are constantly seeking new and better ways to differentiate themselves from their competitors. We believe that many retailers have come to the realization that prompt and efficient delivery service, including placing merchandise in the consumer's room of choice, removal of packaging materials and assembly and installation, offer an effective means to differentiate themselves from their competitors and to enhance the customer's experience. As a result, we expect that increasing numbers of retailers will engage last mile service providers to perform these increasingly important functions.

         5. Retailers' Need for Superior Service and Product Availability. We have observed that retailers are attempting to increase market share through superior service and product availability. The need for prompt, reliable delivery, assembly and installation of merchandise gives a competitive advantage to those last mile service providers, such as the Company, that also provide warehouse space to customers, thereby allowing retailers to place their merchandise closer to customers without having to utilize valuable retail space and enabling quick, easy and efficient response to customer orders.

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SERVICES PROVIDED BY CHESAPEAKE LOGISTICS

         Through our Chesapeake Logistics subsidiary, we offer the following logistics services:

                  Same-day and rush on-demand courier service;

                  Scheduled same-day route delivery of packages and other items;

                  Customer scheduling within designated time window;

                  Pickup and delivery of merchandise;

                  Temporary storage of merchandise, if necessary;

                  Assembly and placement of merchandise at customer's residence;

                  Cross-docking and safe storage of merchandise; and

                  Reverse logistic services, such as picking up, storing, packaging and transporting customer returns.

OPERATIONS

         We operate from a single 21,000 square foot facility located in Elkridge, Maryland. We provide regional delivery services to the states of Maryland, Virginia, West Virginia, Pennsylvania, Delaware and the District of Columbia. Management of the Company is involved in all aspects of Company operations, and is supported by an operations supervisor, a controller, dispatchers, customer service personnel and delivery crew workers.

         All of our employees submit to background checks and drug screening. All of our employees are required to wear clean uniforms when meeting the public. All of our vehicles bear the Chesapeake Logistics name and logo.

         Scheduled Heavy Goods Delivery. Orders for the delivery of heavy goods come from customers through a variety of means, including telephone calls, faxes, emails and website postings. Customer service personnel respond to these order requests based on specific agreements we have in place with our clients.

         We first confirm the availability of the merchandise to be delivered. We generally receive merchandise for delivery in one of three ways: by our picking up the merchandise at our client's warehouse or retail location, by our picking up the merchandise at a designated freight carrier's local terminal, or by our taking delivery of the merchandise directly from a freight carrier at our facility.

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         Our client will provide us with contact information relating to its customer. Once we confirm that the merchandise is available for delivery, we will contact that customer within twenty-four hours to schedule a delivery on a specific date, usually within three days, and within a four-hour window on that day.

         Our logistics coordinators generally determine the delivery window based on our existing truck route schedules, and where the delivery location optimally fits into our schedule. Once all routes are established for the following day, delivery crews and vehicles are assigned to specific routes, and route directions are computer generated.

         On the day of the delivery, the driver of the delivery vehicle reviews his route requirements (e.g., location of stops, driving directions and merchandise to be delivered) before loading the vehicle. The dispatcher on duty releases merchandise to the delivery crew (driver and helper) who then load their vehicle based on the order of the deliveries.

         Prior to arrival at customer location, the delivery crew will contact the dispatcher using a two-way Nextel radio when they estimate their location to be thirty minutes away from the customer location. The dispatcher then informs the customer of the estimated arrival time.

         Upon arrival at the customer location, the driver goes to the door and confirms that the customer desires to receive the merchandise. The delivery crew then carries the merchandise into the customer's home or office, and depending on the service requirements of the delivery, may place the merchandise in the customer's room of choice, and/or assemble the merchandise, and remove the packaging materials. Upon completion of delivery, the driver obtains a signature from the customer as proof of the delivery ("POD"). Upon return to the vehicle, the delivery crew will provide the name of the signatory and time of delivery from the POD by Nextel radio to the dispatcher. The dispatcher then enters this information into the dispatch system.

         Once all the deliveries are completed, the delivery crew returns the vehicle to our facility. At our facility, the delivery crew disposes of all trash by placing into our on-site compactor and brings any merchandise remaining on the truck inside our facility. The dispatcher records the inbound items on to the warehouse inventory log. The driver will then park the vehicle for the night and submit to the dispatcher all PODs, a manifest showing all delivery times and locations for the day, and any other relevant paperwork.

         Same-Day and Scheduled Courier Delivery. For regularly scheduled courier deliveries, the dispatcher will confirm via Nextel radio with the courier that he or she is assigned to that day's route. For same-day requests for the delivery of envelopes, packages and small boxes, our customer service personnel immediately record orders into our dispatch system. Each order is viewed on the dispatch screen by the dispatcher and the delivery is scheduled with an available courier. The dispatcher assigns the delivery to the courier via Nextel radio. If no couriers are available, then the dispatcher may outsource the delivery request to another courier company in order to satisfy customer's same-day delivery requirements. Upon delivery, the courier communicates POD information to the dispatcher, who records it into the dispatch system.

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

CUSTOMERS

         Our target customer is a business that distributes or sells appliances, furniture, televisions, home medical equipment or other merchandise that requires at least two people to carry it and that offers a delivery option to its customers. Those businesses include national or local retailers, internet sellers, freight brokers and freight carriers. We believe that each of our target customers would benefit from outsourcing the "last mile" of the delivery process, i.e., that portion of the delivery process by which merchandise is delivered to the home or other ultimate destination.

         At present, we have approximately 55 customers. For the nine months ended September 30, 2006, two customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $402,029 and $247,226, respectively, or 31.0% and 19.1%, respectively, of total consolidated revenues. For the year ended December 31, 2005, three customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $734,974, $335,199, and $254,746, respectively, or 38.3%, 17.4%, and 13.3% of total consolidated revenues, respectively.

MARKETING

         Historically, we have not devoted a substantial amount of our resources to marketing. We generally market our services primarily through referrals from customers, growing our business with existing customers, responding to requests for proposals and telephone and email inquiries, and visits to target companies. The growth of our customers, including retailers and freight brokers, has aided our growth.

         In marketing our services, we have developed an approach to quantifying the improvement in economic value for the client. We call this approach Logistics Value Added or LVA(R). LVA(R) quantifies the economic value added from supply chain improvements. Our marketing approach estimates the value generated from outsourcing specific logistics functions, both from an income statement perspective (such as reductions in expenses for fuel, vehicles, delivery crews, facility operations, vehicle accidents, customer service, United States Department of Transportation ("DOT") regulatory compliance, employee recruiting and retention, damage to merchandise and other related expenses) and from a balance sheet perspective (such as improvement in inventory turnover and reductions in investments for facilities and vehicles).

         While we hope to implement a more aggressive marketing strategy, including completing the development of our website, preparing a brochure, hiring dedicated sales personnel and approaching various regional retailers and freight companies, at present, we lack adequate cash flow from operations to accomplish this objective. As a result, we cannot predict the cost of a more aggressive marketing strategy or whether or when we will be able to engage in a more aggressive marketing strategy.

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

COMPETITION

         Both the courier industry and the "last mile" delivery segments are highly competitive and highly fragmented. Our competitors include the United States Post Office, Federal Express, UPS, Velocity Express and Dynamex in the courier segment. In the "last mile" delivery segment, our competitors include moving companies such as Bekins, Allied Van Lines and North American Van Lines, third party logistics providers such as Exel Logistics and Cardinal Logistics, and retail home delivery services such as Cory Home Delivery and Purnell Furniture Services.

         We believe that we differentiate ourselves from our competitors in the following ways:

         1. We utilize LVA(R) to educate prospective customers as to the benefits of utilizing our services, both from an income statement and a balance sheet perspective.

         2. Unlike most of our competitors, we generally utilize our own employees to make deliveries, rather than independent contractors. All of our employees submit to background checks and drug screening. All of our employees are trained by our management and are required to comply with our policies and procedures. As a result, we are able to maintain close supervision of our delivery crews while they are on the road and while they are making deliveries to our clients' customers.

         3. Unlike most of our competitors, we generally utilize our own trucks to make deliveries, rather than those owned or leased by independent contractors engaged to make deliveries. We can, therefore, insure that our trucks are well maintained, clean and project a professional appearance.

         4. We specialize in making deliveries in the mid-Atlantic region. As a result, we are able to make our deliveries in an efficient and timely manner, thus insuring that each delivery is made within the designated four hour window.

         5. We specialize in making deliveries of larger, heavier items of merchandise, such as furniture, electronics and entertainment equipment. Our employees are trained to make such deliveries and our trucks are equipped for such deliveries. For example, each of our trucks is equipped with a lift gate and handling equipment. As a result, we are able to make our deliveries in an efficient and timely manner, thus insuring that each delivery is made within the designated four hour window.

DELIVERY VEHICLES

         At present, in order to make deliveries, we utilize five leased trucks and one Company-owned van. All of our trucks are leased from Ryder Truck Rental, Inc. Under our full service lease arrangement, Ryder Truck Rental, Inc. leases, washes, maintains on a regular schedule and provides liability insurance on, all of our leased vehicles.

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

GOVERNMENTAL REGULATION

         Our delivery operations are subject to various state and local regulations and, in many instances, require permits and licenses for us to operate. Interstate and intrastate motor carrier operations are also subject to safety requirements prescribed by the DOT and by state departments of transportation. These include maintaining adequate liability insurance and providing evidence thereof, passing roadside vehicle safety inspections as and when required to do so, ensuring that drivers are properly licensed and certified to drive particular types of vehicles, and ensuring that drivers are in compliance with driver hours of service limitations.

         If we fail to comply with all applicable regulations, we could face substantial fines or possible revocation of one or more of our operating permits. To date, we have not received notice of any material non-compliance with any applicable law, rule or regulation from any authority.

         We are subject to federal, state and local provisions relating to the discharge of materials into the environment or otherwise for the protection of the environment. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future environmental regulations may have on our business. We do not anticipate making any material capital expenditures for environmental control purposes.

SAFETY

         We seek to ensure that all of our vehicles and drivers meet safety standards established by our customers and our insurance carrier, as well as the DOT. To this end, we conduct safety training for our delivery crews from time to time. We also review prospective drivers to ensure that they have acceptable driving records, and we review driving records on an annual basis. Prospective drivers are required to take a physical examination and to pass a drug test.

EMPLOYEES

         At present, we employ sixteen persons on a full time basis. Our full time employees include our Chairman of the Board and Chief Executive Officer and our President and Chief Operating Officer. We believe our relations with our employees to be excellent.

REPORTS TO SECURITY HOLDERS

         Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10-SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the Commission. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 First Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains


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reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND WE MAY NOT RETURN TO PROFITABILITY.

         During the year ended December 31, 2005, we incurred a loss of $61,434, and during the nine months ended September 30, 2006, we incurred a loss of $295,065. At September 30, 2006, we had a working capital deficit of $28,618. We expect that our expenses for 2006 will be greater than those incurred in 2005. We expect to sustain a loss for 2006. As a result, we will need to generate significant additional sales in order to return to and maintain profitability. We cannot assure our shareholders that we will achieve significant additional sales, or that we will again be profitable and, if so, that we can sustain profitability into the future. It is possible that we may encounter unexpected expenses. If the time required to generate significant sales and return to profitability is longer than anticipated, we may need to obtain working capital in the future. There can be no assurance that we will be able to successfully complete any such financing arrangements or that the amounts raised would meet our cash flow needs. We cannot assure our shareholders that additional capital will be available to us in the future on favorable terms, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our business activities essential to operate profitably would be significantly limited.

OUR AVAILABLE CASH IS LIMITED. WE MAY NEED TO RAISE ADDITIONAL CAPITAL.

         As of September 30, 2006, we had current assets of $470,486 and current liabilities of $499,104, resulting in a working capital deficit of $28,618. At September 30, 2006, the current portion of our long-term debt was $377,629 and our long-term debt was $626,866. We believe that we will generate sufficient operating capital through operations to meet our debt service requirements and to maintain our business at its present level. However, if we fail for any reason to repay any of our loans on a timely basis, then we may have to curtail our business sharply or cease our operations altogether.

         Similarly, there can be no assurance that sales will continue to increase or even maintain current levels. If we continue to experience cash flow difficulties, then we may need to obtain capital through equity and/or debt financing. If additional funds are obtained by issuing equity securities and/or debt securities convertible into equity, dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. There can be no assurances, however, that additional financing will be available when needed, or if available, on acceptable terms. There are no current agreements, arrangements, or understandings for any equity and/or debt financing. The failure of the Company to obtain any such financing as required or otherwise desired will have a material adverse effect upon the Company, its business and operations.


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OUR FINANCIAL STATEMENTS ARE SUBJECT TO A "GOING CONCERN" QUALIFICATION.

         Our financial statements appearing elsewhere in this report have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management realizes that we must generate capital and revenue resources to enable us to return to profitable operations. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon our making additional sales and ultimately returning to profitable operations. No assurances can be made that we will be successful in these activities. Should any of these events not occur, our financial statements will be materially and adversely affected.

IN ORDER TO CONTINUE OUR GROWTH, WE NEED TO INCREASE THE VOLUME OF THE FREIGHT DELIVERED BY US. IF WE FAIL TO INCREASE THE VOLUME OF THE FREIGHT DELIVERED BY US, THEN WE MAY BE UNABLE TO MAINTAIN OR INCREASE OUR PROFITABILITY.

         We depend in significant part on our ability to increase the amount and revenue per pound of the freight delivered by us in order to increase revenues and net income from operations. Specifically, we have significant fixed costs as a result of the equipment and facilities that we are required to maintain. The amount of freight delivered by us and the revenue per pound we receive depend on numerous factors, many of which are beyond our control, such as economic conditions and the pricing of our competitors. As a result, there can be no guarantee that the amount of freight delivered by us or the revenue per pound realized by us will increase or even remain at current levels. If we fail to increase the volume of the freight delivered by us or the revenue per pound of the freight delivered by us, then we may be unable to maintain or increase our profitability.

WE RELY UPON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS, THE LOSS OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, SUCH AS A SIGNIFICANT REDUCTION IN OUR REVENUES AND NET INCOME.

         We are dependent upon a limited number of large customers which account for a significant portion of our revenues. We lack a diverse customer base and are dependent upon a small number of significant customers. The loss of one or more of such major customers, or a material reduction in services performed for such customers, would likely have a material adverse effect on our financial condition and results of operations, such as a significant reduction in our revenues and net income.

         For the nine months ended September 30, 2006, two customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $402,029 and $247,226, respectively, or 31.0% and 19.1%, respectively, of total consolidated revenues. For the year ended December 31, 2005, three customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $734,974, $335,199, and $254,746, respectively, or 38.3%, 17.4%, and 13.3% of total consolidated revenues, respectively.

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         During 2006, we ceased to provide services to a customer which had been our third largest customer during 2005 due to its failure to make timely payments. In addition, during 2006, we ceased to provide delivery services to certain retail locations of our largest customer. As a result, our revenues for the nine months ended September 30, 2006 were $1,297,291, as compared to $1,414,565 for the nine months ended September 30, 2005. We expect that our revenues for 2006 will be less than our revenues for 2005.

OUR BUSINESS IS SUBJECT TO GENERAL ECONOMIC AND BUSINESS FACTORS, WHICH MAY ADVERSELY IMPACT OUR SALES AND PROFITABILITY.

         Historically, economic and market shifts have created cyclical changes in prices, sales volume and margins for the transportation and logistics industries generally and for us. These factors include significant increases or rapid fluctuations in fuel costs, excess capacity, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels and difficulty attracting and retaining qualified personnel.

         In addition, the transportation and logistics industries, and we, are affected by recessionary economic cycles, changes in inventory levels, and downturns in customers' business cycles. Economic conditions may adversely affect our customers and prospective customers, their need for transportation, delivery and logistics services or their ability to pay for such services. The foregoing factors could materially and adversely impact our sales and profitability.

A DISRUPTION IN THE SUPPLY OF OR INCREASE IN THE COST OF FUEL WOULD LEAD TO HIGHER TRANSPORTATION AND DELIVERY COSTS, THEREBY REDUCING MARGINS.

         Fuel is a significant raw material in the transportation and logistics industries. In recent years there have been disruptions of supply and prices of natural gas and fuel oil have been volatile, currently exceeding historical averages. These fluctuations have historically impacted the costs of companies in the transportation and logistics industries, including us, often contributing to earnings volatility. While the costs of higher fuel may be passed along to customers in the long-term through fuel surcharges, recent significant increases in fuel prices can be expected to adversely impact our business in the near term, and may significantly reduce our profit margins as a result.

SEASONALITY AND THE IMPACT OF WEATHER CAN MATERIALLY AFFECT OUR OPERATIONS, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, SUCH AS A SIGNIFICANT REDUCTION IN OUR REVENUES AND NET INCOME.

         Our productivity often decreases during the winter season due to reduced demand for transportation and logistics services, as well as the impact of inclement weather upon operations. At the same time, operating expenses generally increase during the winter season as a result of the impact of harsh weather on accident frequency and related liability claims. These seasonal fluctuations may have a material adverse effect on our financial condition and results of operations, such as a significant reduction in our revenues and net income.


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THE OCCURRENCE OF ONE OR MORE SIGNIFICANT CLAIMS COULD HAVE A MATERIALLY ADVERSE
IMPACT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, SUCH AS A SIGNIFICANT REDUCTION IN OUR NET INCOME AND AVAILABLE CAPITAL.

         We maintain insurance for individual accident liability, workers' compensation and general liability claims in amounts believed to be adequate. However, the nature of transportation and logistics industry is that accidents occur and, when they do, they frequently result in property damage, as well as injuries or death. If we experience claims that exceed or are not covered by our insurance or that exceed our reserves, it could increase the volatility of our earnings and have a material adverse effect on our financial condition and results of operations, such as a significant reduction in our net income and available capital.

WE FACE STRONG COMPETITION, WHICH COULD IMPAIR OUR ABILITY TO MAINTAIN OUR PROFITABILITY AND TO COMPETE WITH OTHER PROVIDERS OF SIMILAR TRANSPORTATION AND LOGISTICS SERVICES.

         The transportation and logistics industries are highly fragmented, and we face competition from numerous competitors, domestic and foreign. Numerous factors could impair our ability to maintain profitability and to compete with other providers of similar transportation and logistics services. Many of our competitors are large, vertically integrated companies that have greater financial and other resources, greater economies of scale, greater self-sufficiency and lower operating costs than we do. Competitors with greater access to financial resources may enter our markets and compete with us. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to grow our revenue and maintain our existing business on terms that are favorable to us.

WE MUST EFFECTIVELY MAINTAIN AND ENHANCE OUR INFORMATION TECHNOLOGY SYSTEMS, OR RISK LOSING ORDERS AND CUSTOMERS OR INCURRING COSTS BEYOND EXPECTATIONS, WHICH COULD CAUSE A SIGNIFICANT REDUCTION IN REVENUES AND NET INCOME.

         We must maintain and enhance their information technology systems to remain competitive and effectively handle higher volumes of freight. We expect our customers to continue to demand more sophisticated, fully integrated information systems from us. If we are unable to maintain and enhance our information systems to handle our freight volumes and meet the demands of our customers, then our business and results of operations will be adversely affected. In addition, if our information systems are unable to handle higher freight volumes and increased logistics services, then our service levels and operating efficiency may decline. This may lead to a loss of customers and a decline in the volume of freight received from customers, which may in turn have a material adverse effect on our financial condition and results of operations, such as a significant reduction in our revenues and net income.

MANY OF THE INFORMATION TECHNOLOGY SYSTEMS UTILIZED BY US ARE SUBJECT TO RISKS THAT ARE BEYOND OUR CONTROL. ANY FAILURE OF SUCH SYSTEMS COULD RESULT IN A LOSS OF CUSTOMERS OR A REDUCTION IN DEMAND FOR OUR SERVICES.

         Many of the information technology systems utilized within the transportation and logistics industries generally, and by us particularly, are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. These systems are also susceptible to outages from fire, floods, power loss, telecommunications failures, break-ins and similar events. Moreover, despite the implementation of network security measures, servers are nevertheless vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers to access our information technology systems. This may result in the loss of customers or a reduction in demand for our services, which could have a material adverse effect on our financial condition and results of operations, such as a significant reduction in our revenues and net income.

OUR OPERATIONS MAY BE HARMED BY TERRORIST ATTACKS OR CURRENT ANTI-TERRORISM MEASURES, WHICH COULD CAUSE A SIGNIFICANT REDUCTION IN OUR REVENUES AND NET INCOME.

         In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on trucks in certain circumstances. Such existing measures and future measures may have significant costs associated with them that we may be forced to bear.

WE ARE SUBJECT TO GOVERNMENT REGULATION, AND FAILURE TO COMPLY WITH SUCH REGULATION COULD RESULT IN SUBSTANTIAL FINES OR POSSIBLE REVOCATION OF THEIR AUTHORITY TO CONDUCT OPERATIONS.

         We are subject to transportation, environmental, labor, employment and other governmental laws and regulations, and the impact of new laws and regulations that may result from increased security concerns following the events of September 11, 2001. The impact of any failure to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct operations.

THE TRANSPORTATION INDUSTRY IS SUBJECT TO GOVERNMENT REGULATION, AND REGULATORY CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS OR FINANCIAL CONDITION.

         We are licensed by the Department of Transportation as a motor carrier. The Department of Transportation prescribes qualifications for acting in this capacity. To date, compliance with these regulations has not had a material adverse effect on our results of operations or financial condition. However, the transportation industry is subject to legislative or regulatory changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of providing, transportation services. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or increase the cost of providing transportation services, any of which could adversely affect our business.

IF WE ARE NOT ABLE TO RECRUIT AND RETAIN QUALIFIED MANAGEMENT PERSONNEL, WE MAY FAIL TO DEVELOP OUR POTENTIAL BUSINESS OPPORTUNITIES.

         Our success is highly dependent on the retention of the principal members of our management and sales personnel. Regina R. Flood, our Chairman and Chief Executive Officer, and Brian P. Flood, our President, Chief Operating Officer and Chief Financial Officer, are both critical to our ability to execute our overall business strategy. We do not presently have any key man life insurance on these persons; while we intend to apply for such insurance in such amounts as we deem appropriate, it is uncertain at this time as to when we will apply for and obtain such insurance.

         Although we are not aware that any of our key employees are currently planning to retire or leave the company, any key employee could terminate his or her relationship with us at any time and, subject to any non-competition agreement with us, work for one of our competitors. Furthermore, our future growth will require hiring a significant number of qualified management, administrative and sales personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or achieve our business objectives.

RISKS RELATED TO OUR STOCK

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP OR BE SUSTAINED, AND OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE.

         Our common stock does not trade in a public market. While we hope to establish a public market for our common stock, such a market may not develop or be sustained. As a result, our investors may not be able to sell their shares quickly or at the market price if trading in our stock is not active. If a public market does develop, the number of shares available for sale is, at least initially, anticipated to be limited. Therefore, the share price may be volatile.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK, OR THE AVAILABILITY OF THOSE SHARES FOR FUTURE SALE, COULD ADVERSELY AFFECT OUR STOCK PRICE AND LIMIT OUR ABILITY TO RAISE CAPITAL.

         We are unable to predict the effect, if any, that future sales of common stock or the potential for such sales may have on the market price of the common stock prevailing from time to time. Of the 48,986,000 issued and outstanding shares of common stock of the Company, 3,986,000 shares are believed to be capable of being sold or transferred without registration under the Securities Act of 1933. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

WE HAVE NOT PAID CASH DIVIDENDS AND DO NOT EXPECT TO IN THE FORESEEABLE FUTURE, WHICH MEANS THAT THE VALUE OF OUR SHARES CANNOT BE REALIZED EXCEPT THROUGH SALE.

         We have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying cash dividends in the future, it is likely that the only opportunity to realize the value of our common stock will be through a sale of those shares. The decision whether to pay cash dividends on common stock will be made by the Board of Directors from time to time in the exercise of its business judgment. Furthermore, we may be restricted from paying dividends by the terms of any credit facility we may enter into in the future.

THE OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED IN THE HANDS OF OUR EXISTING DIRECTORS AND EXECUTIVE OFFICERS. AS A RESULT, YOU MAY NOT BE ABLE TO EXERT MEANINGFUL INFLUENCE ON SIGNIFICANT CORPORATE DECISIONS.

         Our directors and executive officers beneficially own, in the aggregate, approximately 85.6% of our outstanding shares of common stock. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of our company at a premium price even if beneficial to our other stockholders.

VARIOUS ANTITAKOVER PROVISIONS ARE CONTAINED IN OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND OUR AMENDED AND RESTATED BYLAWS. AS A RESULT, ANY TAKEOVER OF THE COMPANY MAY BE DELAYED OR DISCOURAGED AND THE ABILITY OF THE SHAREHOLDERS TO CHANGE THE DIRECTION AND MANAGEMENT OF THE COMPANY MAY BE DELAYED OR LIMITED.

         Our Amended and Restated Articles of Incorporation provide for a staggered Board of Directors. Brian P. Flood's term expires in 2008 and Regina
R. Flood's term expires in 2009. Our Amended and Restated Articles of Incorporation, as amended, also provide for a substantial number of shares of common stock and "blank check" preferred stock authorized for issuance solely by action of the Board of Directors. Our Amended and Restated Bylaws provide, among other things, that nominations for election to our Board of Directors, other than those made by the Board of Directors, must be made by written notification delivered to the Company not less than 20 and not more than 50 days prior to any annual or special meeting of shareholders called for the election of directors. Such provisions may have the effect of delaying or discouraging any takeover of the Company by others or otherwise delaying or limiting the shareholders' ability to change the direction and management of the Company.

OUR COMMON STOCK MAY BE SUBJECT TO THE SEC'S PENNY STOCK SALES RULES.

         The SEC has adopted regulations which generally define penny stocks to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors.

         For transactions covered by these regulations, a broker-dealer must make a special suitability determination for the purchaser. A broker-dealer must obtain from the potential purchaser information concerning the person's financial situation, investment experience and investment objectives and, based upon that and other information available to it, make a determination that transactions in penny stocks are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters so that the purchaser reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. A broker-dealer must also receive the purchaser's written consent to the transaction prior to sale.

         These penny stock rules may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such rules.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

         In addition to the historical information contained herein, we make statements in this Registration Statement on Form 10-SB that are forward-looking statements. Sometimes these statements will contain words such as "believes," "anticipates," "expects," "intends," "hopes," "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors, certain of which are discussed herein under the heading "Factors That May Affect Future Operating Results," that could cause our actual performance or achievements to be materially different from those expressed in any forward-looking statements made by or on our behalf. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. We do not assume the obligation to update or revise any forward-looking statements.

         Active operations of our subsidiary, Chesapeake Logistics, commenced in October 1997. We acquired Chesapeake Logistics as of October 2, 2006. Therefore, we have only a limited operating history as a combined entity.

COSTS OF BEING REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934

         We recognize that there are substantial costs associated with being our registered under the Securities Exchange Act of 1934. Such costs include without limitation increased legal fees, audit and accounting fees, transfer agent fees and expenses, printing and mailing expenses, salaries for executive personnel and fees for outside members of the Board of Directors. As a result, we anticipate that our selling, general and administrative expenses will increase in 2006 and 2007 as compared to prior years.

         While we expect that these increased costs will have an initial detrimental effect upon our financial results, we hope that they will also serve as the foundation for future growth in revenues and net income. While no assurances can be given, we hope that these increased costs will be absorbed eventually by increased revenues.

REVENUES, COST OF SALES AND OTHER EXPENSES GENERALLY

         Our revenues are derived from charges to customers for logistics services, including delivery, cross-docking, assemblies, product inspections, warehousing, packaging disposal and product returns. Sales are recognized when the service is completed. The yield (value per transaction) for a particular service is dependent upon a number of factors, including the size and weight of items, distance transported, special handling requirements, requested delivery time and local market conditions. Generally, items of greater weight transported over longer distances and those that require special handling produce higher yields.

         The principal components of our cost of sales are costs relating directly to the performance of services, including driver and helper wages and benefits, third party delivery charges, fuel, vehicle lease and rental costs. Drivers and helpers are generally compensated based on a percentage of the delivery charge; therefore, this expense is variable in nature. While fuel costs are subject to fluctuation, a portion of this fluctuation is mitigated by fuel surcharge agreements with customers.

         Selling, general and administrative expenses ("SG & A") include salaries, wages and benefit costs of dispatch, customer service and other administrative personnel, officers' compensation, facility rent and associated costs, insurance, telecommunications and other administrative and support costs.

         While we do not own our facility and vehicles, we have lease commitments on both. Depreciation expense primarily relates to depreciation of computer equipment, office furniture and software.

         Effective August 1, 2001, Chesapeake Logistics adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires, among other things, that goodwill no longer be amortized.

EXPENSES AS A PERCENTAGE OF SALES

         The following table sets forth for the periods indicated certain items from our consolidated statement of operations, expressed as a percentage of sales:

                                                     9 MOS. ENDED             YEARS ENDED
                                                     SEPTEMBER 30             DECEMBER 31,
                                                     ------------        ----------------------
                                                         2006             2005             2004
                                                        -----            -----            -----
Sales                                                   100.0%           100.0%           100.0%

Cost of sales:
     Purchased transportation                            22.7%            25.9%            37.0%
     Wages and employee benefits                         18.4%            18.2%            12.0%
     Fuel                                                 7.9%             7.9%             6.8%
     Vehicle lease and rental                             6.6%             6.0%             5.0%
     Other                                                6.2%             7.1%             3.8%
                                                        -----            -----            -----

         Cost of sales                                   61.8%            65.1%            64.6%
                                                        -----            -----            -----

Gross profit                                             38.2%            34.9%            35.4%

Selling, general and administrative:
     Salaries and employee benefits                      15.7%            10.4%            10.9%
     Officers' compensation                               4.4%             5.1%             2.8%
     Insurance                                            6.3%             5.2%             6.2%
     Rent                                                 5.4%             3.8%             2.2%
     Professional fees                                    9.1%             0.1%             0.4%
     Bad debt expense                                     3.0%             1.0%             1.3%
     Facility expenses                                    2.4%             1.8%             0.9%
     Employee recruiting costs                            1.7%             1.5%             0.7%
     Relocation expense                                   2.3%               0%               0%
     Other                                                6.8%             7.4%             5.1%
                                                        -----            -----            -----

         Selling, general and administrative             57.1%            36.3%            30.5%
                                                        -----            -----            -----

Operating income (loss)                                 (18.9)%           (1.4)%            4.9%
Interest expense                                          3.8%             1.8%             1.8%
                                                        -----            -----            -----

Net income (loss)                                       (22.7)%           (3.2)%            3.1%
                                                        =====            =====            =====

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

         For the years ended December 31, 2005 and December 31, 2004, LMLG had no sales. For the year ended December 31, 2005, Chesapeake Logistics had net sales of $1,921,264, as compared to net sales of $1,642,306 for the year ended December 31, 2004, an increase of 17.0%. Throughout both 2005 and 2004, deliveries of envelopes and small packages continued to decline, while deliveries of freight continued to increase. Sales increased in 2005, as compared to 2004, as the result of our providing expanded services to our three largest freight customers, the addition of new freight customers, and the higher fees charged to freight customers as compared to those charged to courier customers.

         For the year ended December 31, 2005, Chesapeake Logistics' cost of sales was $1,251,582, as compared to cost of sales of $1,061,589 for the year ended December 31, 2004, an increase of 17.9%. This increase is primarily attributable to increased sales derived from the delivery of freight. The transition from courier services to freight services created a shift in cost of sales categories, including the following:

         1. We experienced reduced costs for purchased transportation due to a reduced reliance on non-employee couriers for deliveries of envelopes and small packages.

         2. We experienced increased costs for wages and employee benefits for drivers and helpers hired as employees to deliver freight in our leased vehicles.

         3. We experienced higher vehicle lease and rental costs as we added the vehicles necessary to deliver freight.

         4. We experienced higher fuel costs as the use of leased vehicles to deliver freight increased.

         5. We experienced increased costs included in Other direct costs, including increased maintenance expenses with regard to leased vehicles as the result of the increased use of leased vehicles to deliver merchandise and increased expenses for temporary labor necessary until permanent employees were recruited and trained.

         During 2005, we instituted fuel surcharges in order to mitigate the impact of rising fuel costs. These fuel surcharges were negotiated with each freight customer. In general, the surcharges are based upon incremental increases in the price of diesel fuel, as published by the United States Department of Energy, over an agreed benchmark price for diesel fuel, and are adjusted on a monthly basis. For the year ended December 31, 2005, fuel surcharges amounted to $41,451 and fully covered the increase in fuel expense over the year ended December 31, 2004 of $39,103.

         For the year ended December 31, 2005, Chesapeake Logistics had a gross profit of $669,682, as compared to a gross profit of $580,717 for the year ended December 31, 2004. This increase of $88,965, or 15.3%, is primarily due to the increase in sales derived from the delivery of freight. For the year ended December 31, 2005, Chesapeake Logistics' gross profit percentage was 34.9%, as compared to a gross profit percentage of 35.4% for the year ended December 31, 2004, a decrease of 1.4%. Our continuing transition from providing courier services to our providing primarily freight delivery services contributed to the decrease in gross margin, as management adjusted to controlling and allocating costs associated with the freight delivery business, including adding delivery vehicles and delivery personnel and managing routes to minimize fuel and maintenance costs.

         For the year ended December 31, 2005, Chesapeake Logistics had SG&A of $697,158, as compared to SG&A of $500,162 for the year ended December 31, 2004, an increase of $196,996, or 39.4%. This increase in SG&A is attributable to the following:

         1. We experienced increased costs for salaries and employee benefits, as well as related employee recruiting costs, for new personnel required to operate the expanding freight delivery business.

         2. We experienced higher facility rental costs and associated facility expenses due to the temporary rental of a second warehouse facility in order to adequately service the expanding freight delivery business.

         3. We experienced an increase in officer compensation.

         4. We experienced an increase in other SG&A costs, including increased temporary personnel costs for personnel utilized prior to the hiring of permanent personnel required to operate the expanding freight delivery business and increased costs for office equipment and supplies required to service the expanding freight delivery personnel.

         For the year ended December 31, 2005, Chesapeake Logistics had a net loss of $61,434, as compared to net income of $51,424 for the year ended December 31, 2004. This is a reflection of the difficulties we have encountered in managing the transition to and growth of our freight delivery business.

         At December 31 2005, Chesapeake Logistics had current assets of $375,764 and current liabilities of $399,523, resulting in a working capital deficit of $23,759. This deficiency again reflects the difficulties we have encountered in managing the growth of our freight delivery business.

NINE MONTHS ENDED SEPTEMBER 30, 2006

         For the nine months ended September 30, 2006, LMLG had no revenues. For the nine months ended September 30, 2006, Chesapeake Logistics had net sales of $1,297,291. Sales for this period were negatively impacted by our ceasing to provide services to a customer that had been our third largest customer during 2005 due to its failure to make timely payments, as well as our ceasing to provide delivery services to certain retail locations of our largest customer. This decrease in revenues was partially offset by sales generated from the addition of new customers.

         For the nine months ended September 30, 2006, Chesapeake Logistics' cost of sales was $802,108, which generated a gross profit of $495,183 and a gross profit percentage of 38.2%. This is a reflection of the continuing change in our business mix from courier services to freight delivery services, as well as management's increasing ability to manage resources more efficiently by better utilizing vehicles and crews dedicated to freight delivery services.

         For the nine months ended September 30, 2006, fuel surcharges to customers amounted to $64,113. These surcharges permitted us to maintain our fuel cost as a percentage of revenues at 7.9%, as compared to 2005, despite further increases in the cost of diesel fuel during 2006.

         For the nine months ended September 30, 2006, Chesapeake Logistics had SG&A of $741,016. As a percentage of sales, SG&A was 57.1%, a significant increase over both calendar years 2005 and 2004. This increase in SG&A during the nine month period ended September 30, 2006 can be attributed to several factors, as follow:

         1. We experienced increased costs for salaries and employee benefits, employee recruiting costs and temporary personnel costs (included in Other) as the transition from courier services to freight delivery services continued.

         2. We experienced higher facility rental costs and associated facility expenses due to the temporary rental of a second warehouse facility in order to adequately service the expanding freight delivery business.

         3. We experienced increased insurance costs as we replaced older and added new delivery vehicles and as we increased the amount of our cargo insurance so as to enhance the service offered to our customers.

         4. We experienced an increase in receivables aging through the shift to increased freight delivery services, with greater pricing variables and service requirements. As a result, we have enhanced our billing review and collection efforts. We continuously monitor the status of aging receivables through communication with our customers, including sending customer statements detailing unpaid invoices. We evaluate the adequacy of our allowance for doubtful accounts on a quarterly basis.

         5. We experienced increased professional expenses as the result of increased consulting, legal and accounting expenses. These costs have been incurred in connection with our reverse acquisition transaction and our registration under the Securities Exchange Act of 1934.

         6. We experienced substantial relocation expenses as the result of moving our warehouse and office facilities from Beltsville, Maryland to Elkridge, Maryland in the third quarter of 2006.

         At September 30, 2006, Chesapeake Logistics had current assets of $470,486 and current liabilities of $499,104, resulting in a working capital deficit of $28,618.

LIQUIDITY AND CAPITAL RESOURCES

         We are experiencing substantial cash flow difficulties and we anticipate that we will continue to experience cash flow difficulties for some time. As a result, we have no present plans to make any material capital expenditures. At September 30, 2006, we had a working capital deficit of $28,618. Although no assurances can be given, we believe that our working capital will improve as net sales derived from the delivery of freight increase. In addition, although no assurances can be given, we believe that we may be able to secure equity and/or debt financing.

         With our transition to a freight delivery business, we have experienced greater pricing variables and service requirements. This has contributed to an increase in receivables aging, which, in turn, has had a negative impact on our liquidity. We believe that we can improve our cash flow through more diligent review of billing and more stringent collection of receivables. However, if we fail for any reason to do so, then an increase receivables aging may have a material adverse effect upon our working capital and liquidity.

         We have utilized existing lines of credit to fund our working capital needs in 2005 and 2006. At September 30, 2006, the current portion of our long-term debt was $377,629 and our long-term debt was $626,866. We believe that we will generate sufficient operating capital through operations to meet our debt service requirements and to maintain our business at its present level. However, if we fail for any reason to repay any of our loans on a timely basis, then we may have to curtail our business sharply or cease our operations altogether.

         If we continue to experience cash flow difficulties, then we may need to obtain capital through equity and/or debt financing. We believe that the creation of a trading market for our common stock will enhance our ability to raise capital through the sale of equity securities. However, this may not prove to be the case. If we cannot obtain any necessary capital, then we may be forced to cease or significantly curtail our operations. This would materially and adversely impact our ability to continue our present operations.

         No assurance can be given that, if we attempt to secure equity and/or debt financing, such financing will be available, and, if available, whether it will take the form of debt or equity. Should we secure such financing, such financing could have a negative impact on our financial condition and our shareholders. The sale of debt would, among other things, adversely impact our balance sheet, increase our expenses and increase our cash flow requirements. The sale of equity would, among other things, result in dilution to our shareholders.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

         Because of our level of operations, we have had to make limited material assumptions or estimates other than our assumption that we are a going concern.

         One such accounting policy we consider critical is that used in the accounting for the acquisition of Chesapeake Logistics by LMLG in a manner that constitutes a reverse acquisition and is accounted for as a recapitalization of the combined company. Accordingly, the assets and liabilities of Chesapeake Logistics will then be presented in the future consolidated balance sheets at book value. The historical operations to be presented in the Company's future Consolidated Statements of Operations will be those of Chesapeake Logistics. As a result of the reverse acquisition, LMLG became the sole limited liability company member of Chesapeake Logistics by issuing 45,000,000 shares of its common stock for all of the outstanding units of ownership in Chesapeake Logistics.

         Another accounting policy we consider critical is that used for the accounting and ongoing evaluation of goodwill. In accordance with applicable accounting standards, we evaluate goodwill at least annually for impairment. In performing these evaluations, management must incorporate various assumptions and estimates which management deems appropriate in analyzing and evaluating the carrying value of goodwill, which may include forecasts and projections.

ITEM 3.  DESCRIPTION OF PROPERTY

         We lease from an unaffiliated party approximately 21,000 square feet of office and warehouse space located at 6675 Amberton Drive, Elkridge, Maryland 21227 for a monthly rental of approximately $7,320. The monthly rent increases to $10,364 effective in September 2007. The term of the lease is for a period of eighty-six months, commencing as of June 1, 2006.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following information relates to those persons who are the beneficial owners of five percent or more of our outstanding shares of common stock:

NAME AND ADDRESS OF          AMOUNT AND NATURE OF                PERCENT
BENEFICIAL OWNER (1)         BENEFICIAL OWNERSHIP (2)            OF CLASS (3)
--------------------         ------------------------            ------------
Regina R. Flood                   34,761,500                        68.18

Brian P. Flood                     8,888,500                        17.43

----------
(1) The address for each of the persons listed above is c/o LMLG, 6675 Amberton Drive, Elkridge, Maryland 21075.

(2) These shares are directly owned by each listed shareholder.

(3) The percentage is based upon 48,986,000 shares of issued and outstanding common stock and immediately exercisable warrants to purchase 2,000,000 shares of common stock as of December 28, 2006.

         The following information relates to the shares of common stock beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group:

NAME AND ADDRESS OF          AMOUNT AND NATURE OF                PERCENT
BENEFICIAL OWNER (1)         BENEFICIAL OWNERSHIP (2)            OF CLASS (3)
--------------------         ------------------------            ------------
Regina R. Flood                   34,761,500                        68.18

Brian P. Flood                     8,888,500                        17.43

All directors and executive
officers as a group
(two persons)                     43,650,000                        85.61

----------
(1) The address for each of the persons listed above is c/o LMLG, 6675 Amberton Drive, Elkridge, Maryland 21075.

(2) These shares are directly owned by each listed shareholder.

(3) The percentage is based upon 48,986,000 shares of issued and outstanding common stock and immediately exercisable warrants to purchase 2,000,000 shares of common stock as of December 28, 2006.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The names, ages and positions of all of our current directors and executive officers are listed below, followed by a summary of their respective business experience during the past five years.

NAME                  AGE                POSITION
----                  ---                --------
Regina R. Flood       48        Chairman of the Board and
                                Chief Executive Officer

Brian P. Flood        49        President, Chief Operating Officer, Chief
                                Financial Officer, Chief Accounting Officer and Secretary

         Regina R. Flood is one of the founders of Chesapeake Logistics. She has served as Chairman of the Board and Chief Executive Officer of Chesapeake Logistics since its inception in October 1997. From 1999 to 2000, she also served as President of Oxford Consulting Group, LLC. From 1988 to 1999, she held various positions with Price Waterhouse. Ms. Flood received a Bachelor of Science degree from the University of Notre Dame and a Master of Business Administration degree from Loyola University of Chicago.

         Brian P. Flood is one of the founders of Chesapeake Logistics. He has served as President, Chief Operating Officer and Chief Financial Officer of Chesapeake Logistics since its inception in October 1997. From 1992 to 1997, he served as Senior Vice President and Chief Financial Officer of TNT Logistics Corporation. From 1987 to 1992, he held various positions with Ryder System, Inc. Mr. Flood received a Bachelor of Business Administration degree from the University of Notre Dame and a Master of Business Administration degree from the University of Chicago.

TERMS OF OFFICE

         The Company's Amended and Restated Articles of Incorporation provide for three classes of directors, and further provide that directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority vote of the directors then in office, and the directors so chosen will hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director. All directors hold office, subject to such staggered board provisions, until the next annual meeting of shareholders of the Company and until their successors are elected and qualified.

         Officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the annual meeting of shareholders. Officers hold office until the first meeting of directors following the next annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

FAMILY RELATIONSHIPS

         Regina R. Flood and Brian P. Flood are married. There are no other family relationships among the directors or executive officers of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of our officers, directors, promoters or control persons has been involved in the past five years in any of the following:

         (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

MANAGEMENT COMPENSATION

         The following table set forth certain information as to the compensation paid to our Chief Executive Officer for 2005:

                           SUMMARY COMPENSATION TABLE

NAME AND                                              CASH
PRINCIPAL POSITION                  YEAR             SALARY
------------------                  ----             ------

Regina R. Flood                     2005             $55,000
Chief Executive
Officer of
Chesapeake Logistics

COMPENSATION OF DIRECTORS

         We have not yet implemented any standard arrangements for the compensation of directors of the Company. We anticipate that we will reimburse non-officer directors for their out-of-pocket expenses necessary to attend meetings of the Board of Directors.

EMPLOYMENT AGREEMENTS

         On October 2, 2006, we entered into five year employment agreements with our two executive officers, Regina R. Flood and Brian P. Flood. Pursuant to our employment agreement with Regina R. Flood, Ms. Flood serves as Chairman of the Board and Chief Executive Officer of the Company at an annual salary of $175,000 per annum. Her salary is adjusted annually in accordance with changes in the cost of living index. Ms. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Ms. Flood is subject to non-competition and confidentiality requirements.

         Pursuant to our employment agreement with Brian P. Flood, Mr. Flood serves as President and Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer and Secretary of the Company at an annual salary of $125,000 per annum. His salary is adjusted annually in accordance with changes in the cost of living index. Mr. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Mr. Flood is subject to non-competition and confidentiality requirements.

STOCK OPTIONS

         On October 2, 2006, we granted options to purchase 1,000,000 shares of our common stock to each of Regina R. Flood and Brian P. Flood. The options were granted at an exercise price of $0.10 per share. For each person, 250,000 options vest on October 1, 2007, an additional 250,000 options vest on October 1, 2008, an additional 250,000 options vest on October 1, 2009 and an additional 250,000 options vest on October 1, 2010. Vested options may be exercised at any time through September 30, 2016.

CHANGE IN CONTROL OF THE COMPANY

         There are no provisions in our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws that would delay, defer, or prevent a change in control, except to the extent as may be influenced by the staggered board of directors provisions in our Amended and Restated Articles of Incorporation and the ability of the Board of Directors to issue shares of preferred stock with such designations, rights and preferences as the Board of Directors may, in its sole discretion, determine. We have no current plans to issue any of such preferred stock.

         If, subsequent to a change in control of the Company which is not approved by the Company's Board of Directors, the employment of Regina R. Flood or Brian P. Flood is terminated for any reason other than death, disability, cause or good reason, then we are obligated to pay to either or both of Mrs. Flood or Mr. Flood, as the case may be, an amount in cash equal to the sum of that person's then current salary and most recent bonus, multiplied by three.

         Upon a change in control of the Company which is not approved by the Company's Board of Directors, all outstanding options to purchase our shares of common stock which have not previously vested will vest and become immediately exercisable. As a result, upon a change in control of the Company which is not approved by the Company's Board of Directors, up to 2,000,000 options to purchase shares could vest and become exercisable.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two years, we have not entered into a transaction, nor are any transactions currently proposed, with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock, or with any member of the immediate family of any of the foregoing named persons or entities, except as follows:

         In the period from January 1, 2004 through June 30, 2006, Regina R. Flood and Brian P. Flood, who are the principal shareholders and directors of LMLG and the executive officers of both LMLG and Chesapeake Logistics, advanced funds to Chesapeake Logistics on numerous occasions on an unsecured and demand basis, and from time to time during such period received from Chesapeake Logistics partial repayments of such advances. Interest was not charged to Chesapeake Logistics on any of such advances.

         During 2004, Mr. and Ms. Flood advanced an aggregate of $144,900 to Chesapeake Logistics and received from Chesapeake Logistics loan payments of $43,940. During 2005, Mr. and Ms. Flood advanced an aggregate of $65,000 to Chesapeake Logistics and received from Chesapeake Logistics loan payments of $136,000. In the six months ended June 30, 2006, Mr. and Mrs. Flood advanced an aggregate of $10,000 to Chesapeake Logistics and received from Chesapeake Logistics loan payments of $34,960. At June 30, 2006, Chesapeake Logistics was indebted to Mr. and Ms. Flood in the amount of $10,000.

         In the period from July 1, 2006 through December 5, 2006, Mr. and Ms. Flood advanced a total of $452,834.31 to Chesapeake Logistics and received no loan payments from Chesapeake Logistics. At December 5, 2006, Chesapeake Logistics was indebted to Mr. and Ms. Flood in the amount of $462,834.31.

         As of December 5, 2006, Chesapeake Logistics executed and delivered a promissory note in the principal amount of $462,834.31 to Mr. and Ms. Flood. The entire principal amount of the promissory note, together with all interest accrued thereon, is due and payable on January 2, 2008. The promissory note bears interest at the prime rate of interest from time to time published in The Wall Street Journal and is unsecured. Payment of the promissory note is subordinated to the debts and obligations of Chesapeake Logistics to all other parties.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 100,000,000 shares of common stock, par value $.0001 per share. As of December 28, 2006, 48,986,000 of our shares of common stock were issued and outstanding.

         Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than fifty percent of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Except with respect to the election of directors, action may be taken without a meeting if a written consent setting forth the action taken is signed by holders of not less than the minimum number of shares necessary to authorize the action at a meeting if all shares entitled to vote were present and voted. If the consent of all shares entitled to vote is not obtained, within ten days of obtaining the consent by a sufficient number of shares to approve the vote, subsequent notice must be given to holders who did not so consent.

         Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of the shares of common stock have no preemptive, conversion, or subscription rights, and shares are not subject to redemption.

PREFERRED STOCK

         We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.0001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of November 6, 2006, none of our shares of preferred stock were issued or outstanding. Any future issuances of preferred stock could dilute the voting rights and economic interests of holders of shares of common stock. As of the date hereof, no shares of preferred stock are issued and outstanding.

         The issuance of preferred stock, under certain circumstances, may have the effect of discouraging, delaying or preventing a change in control of the Company.

WARRANTS

         On September 1, 2006, Chesapeake Logistics borrowed $100,000 from Charles H. DeVries, an unaffiliated lender, pursuant to a Convertible Promissory Note. The Convertible Promissory Note bore interest at 9% per annum, was unsecured, was convertible into 1,000,000 units of ownership of Chesapeake Logistics and was finally due and payable on March 1, 2007. On October 2, 2006, we entered into a Modification Agreement with Mr. DeVries pursuant to which the Convertible Promissory Note was canceled, and a Promissory Note in the principal amount of $100,000 and warrants to purchase 1,000,000 shares of our common stock were issued to Mr. DeVries. The promissory note bears interest at 9% per annum, is unsecured and is finally due and payable on June 30, 2007. The warrants are exercisable through June 30, 2007 at an exercise price of $0.10.

         On October 2, 2006, we issued to James A. Rose, II, a former director and officer of the Company, as compensation for services as a director and officer previously rendered to the Company having a value of $1,000, warrants to purchase 1,000,000 shares of our common stock. The warrants are exercisable for a period of five years at an exercise price of $0.10 per share.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

TRADING MARKET

         Our shares of common stock have never traded on any securities exchange. We plan to make application to permit our common stock to trade on the over-the-counter bulletin board (OTCBB) after this Registration Statement on Form 10-SB may become effective. There can be no assurance that an active public market for our common stock will develop or be sustained.

SHARES AVAILABLE FOR FUTURE RESALE

         As of December 28, 2006, options to purchase 2,000,000 shares of our common stock were outstanding. As of December 28, 2006, warrants to purchase 2,000,000 shares of our common stock were outstanding. As of December 28, 2006, 3,986,000 shares of our common stock are believed to be capable of being sold or transferred without registration under the Securities Act of 1933.

HOLDERS

         As of December 28, 2006, there were approximately 610 shareholders of record of LMLG.

DIVIDENDS

         We have never declared or paid a cash dividend. There are no restrictions on the common stock or otherwise that limit the ability of us to pay cash dividends if declared by the Board of Directors.

         The holders of common stock are entitled to receive dividends if and when declared by the Board of Directors, out of funds legally available therefor and to share pro-rata in any distribution to the shareholders. Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes.

         We do not anticipate declaring or paying any cash dividends in the foreseeable future.

EQUITY COMPENSATION PLANS

         None of our securities were authorized for issuance pursuant to any equity compensation plan as of December 31, 2005.

ITEM 2.  LEGAL PROCEEDINGS

         We have not been a party to and none of our property has been or is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
         ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in accountants. There have been no disagreements with our accountants on accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Except as otherwise described below, during the last three years, we issued the following Company securities pursuant to Section 4(2) of the Securities Act of 1933 based upon the limited number of offerees, their relationship to the Company, their status as accredited investors, the amount of securities offered in each offering, the size of the respective offerings, and the manner of each offering: In each instance, the investor was provided with, or had access to, adequate information about the Company so as to be able to make an informed investment decision. Except as otherwise described below, the Company had a reasonable basis to believe that each investor was an "accredited investor," as such term is defined in Regulation D, and otherwise possessed the requisite sophistication in business matters.

         On January 2, 2006, WHWW Four, LLC, an affiliate of Chesapeake Logistics' legal counsel, acquired 1,080,000 units of ownership of Chesapeake Logistics for legal services rendered during 2005. The legal services had an aggregate value of $10,000. The 1,080,000 units of ownership of Chesapeake Logistics were valued by reference to the aggregate capital contributions to Chesapeake Logistics at December 31, 2005. On that date, the $10,000 amount represented slightly more than three percent of the aggregate capital contributions to Chesapeake Logistics. The 1,080,000 units of ownership of Chesapeake Logistics issued for legal services equals three percent of the total number of issued and outstanding units of ownership of Chesapeake Logistics as of January 2, 2006. No certificates were issued representing the units of ownership of Chesapeake Logistics, but the Amended and Restated Operating Agreement of Chesapeake Logistics contained a legend restricting transferability of the units of ownership under the Securities Act of 1933.

         On September 1, 2006, Charles H. DeVries acquired a Convertible Promissory Note in the principal amount of $100,000. The Convertible Promissory Note bore interest at 9% per annum, was unsecured, was convertible into 1,000,000 units of ownership of Chesapeake Logistics and was finally due and payable on March 1, 2007. On October 2, 2006, we entered into a Modification Agreement with Mr. DeVries pursuant to which the Convertible Promissory Note was canceled, and a Promissory Note in the principal amount of $100,000 and warrants to purchase 1,000,000 shares of our common stock were issued to Mr. DeVries. The promissory note bears interest at 9% per annum, is unsecured and is finally due and payable on June 30, 2007. The warrants are exercisable through June 30, 2007 at an exercise price of $0.10. The warrants contained a legend restricting transferability of the warrants and the shares underlying the warrants under the Securities Act of 1933.

         On October 2, 2006, we issued to James A. Rose, II, a former director and officer of the LMLG, as compensation for services as a director and officer previously rendered to LMLG having a value of $1,000, warrants to purchase 1,000,000 shares of our common stock. The warrants are exercisable for a period of five years at an exercise price of $0.10. The warrants contained a legend restricting transferability of the warrants and the shares underlying the warrants under the Securities Act of 1933.

         On October 2, 2006, pursuant to the Contribution Agreement, all of the members of Chesapeake Logistics, which included Mr. Flood, Ms. Flood and WHWW Four, LLC, contributed to the capital of LMLG all of the units of Chesapeake Logistics owned by them, and Chesapeake Logistics became a wholly-owned subsidiary of LMLG. In exchange for such contributions to the capital of LMLG, LMLG issued to the former members of Chesapeake Logistics an aggregate of 45,000,000 shares of common stock of LMLG. Each of the certificates representing shares of common stock of LMLG contained a legend restricting transferability under the Securities Act of 1933.

         On October 2, 2006, LMLG granted options to purchase 1,000,000 shares of its common stock to each of Regina R. Flood and Brian P. Flood. The options were granted at an exercise price of $0.10 per share. For each person, 250,000 options vest on October 1, 2007, an additional 250,000 options vest on October 1, 2008, an additional 250,000 options vest on October 1, 2009 and an additional 250,000 options vest on October 1, 2010. Vested options may be exercised at any time through September 30, 2016.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Florida. The Florida Business Corporation Act contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided said officers or directors acted in good faith.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART F/S.  FINANCIAL STATEMENTS.

LMLG Financial Statements:

         Report of Independent Registered Public Accounting Firm

         Balance Sheets as of June 30, 2006 and December 31, 2005

         Statements of Operations for the six months ended June 30, 2006, for the years ended December 31, 2005 and December 31, 2004, and from inception on April 23, 1998 through June 30, 2006

         Statements of Stockholders' Deficit for the six months ended June 30, 2006, for the years ended December 31, 2005 and December 31, 2004, and from inception on April 23, 1998 through June 30, 2006

         Statements of Cash Flows for the six months ended June 30, 2006, for the years ended December 31, 2005 and December 31, 2004, and from inception on April 23, 1998 through June 30, 2006

         Notes to Financial Statements


         Chesapeake Logistics Financial Statements:

         Report of Independent Registered Public Accounting Firm

         Balance Sheets as of June 30, 2006 and December 31, 2005

         Statements of Operations and Changes in Members' Equity for the six months ended June 30, 2006 and for the years ended December 31, 2005 and December 31, 2004

         Statements of Cash Flows for the six months ended June 30, 2006 and for the years ended December 31, 2005 and December 31, 2004

         Notes to Financial Statements

LMLG Unaudited Financial Statements:

         Balance Sheet (unaudited) as of September 30, 2006

         Statement of Operations (unaudited) for the nine months ended September 30, 2006

         Statement of Cash Flows (unaudited) for the nine months ended September 30, 2006

         Notes to Financial Statements

         Chesapeake Logistics Unaudited Financial Statements:

         Balance Sheet (unaudited) as of September 30, 2006

         Statements of Operations (unaudited) for the nine months ended September 30, 2006 and September 30, 2005

         Statements of Cash Flows (unaudited) for the nine months ended September 30, 2006 and September 30, 2005

         Notes to Financial Statements

         LMLG and Subsidiary Unaudited Condensed Combined Pro Forma Balance
         Sheet:

         Description of Acquisition Transaction

         Unaudited Condensed Combined Pro Forma Balance Sheet

         Summary of Assumptions and Disclosures

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors of
Last Mile Logistics Group, Inc.
(a development stage company)
Elkridge, Maryland


We have audited the accompanying balance sheets of Last Mile Logistics Group, Inc. (a development stage company) as of June 30, 2006 and December 31, 2005 and the related statements of operations, stockholders' deficit, and cash flows for the six months ended June 30, 2006, the years ended December 31, 2005 and 2004, and the period from April 23, 1998 (inception) to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Last Mile Logistics Group, Inc. (a development stage company) as of June 30, 2006 and December 31, 2005 and the results of their operations and their cash flows for the six months ended June 30, 2006, the years ended December 31, 2005 and 2004, and the period from April 23, 1998 (inception) to June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has negative cash flows from operations, losses from inception, and no operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Bouwhuis, Morrill & Company
------------------------------------

Bouwhuis, Morrill & Company
Layton, Utah
October 26, 2006

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                                 Balance Sheets
                    As of June 30, 2006 and December 31, 2005

                                                              June 30,    December 31,
                                                                2006         2005
                                                              -------      -------
                                     ASSETS
                                     ------
CURRENT ASSETS                                                $    --      $    --
                                                              -------      -------

          TOTAL ASSETS                                        $    --      $    --
                                                              -------      -------


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------
CURRENT LIABILITIES

      Accounts payable and accrued expenses                   $    --      $    --
                                                              -------      -------

          Total Current Liabilities                                --           --
                                                              -------      -------

STOCKHOLDERS' DEFICIT

      Common stock, $0.0001 par value; 100,000,000 shares
       authorized, 13,986,000 shares issued
       and outstanding, respectively                            1,400        1,400
      Additional paid-in capital                                4,306        4,086
      Deficit accumulated during the development stage         (5,706)      (5,486)
                                                              -------      -------

          Total Stockholders' Deficit                              --           --
                                                              -------      -------

          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT         $    --      $    --
                                                              =======      =======




   The accompanying notes are an integral part of these financial statements.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                            Statements of Operations
            For the Six Months Ended June 30, 2006 , the Years Ended
         December 31, 2005 and 2004, and the period from April 23, 1998
                        (inception) through June 30, 2006

                                                                                             From Inception
                                         Six months                                           on April 23,
                                           ended                                             1998 Through
                                          June 30,           Year ended December 31,           June 30,
                                           2006              2005              2004              2006
                                       ------------      ------------      ------------      ------------
REVENUES                               $         --      $         --      $         --      $         --
                                       ------------      ------------      ------------      ------------

OPERATING EXPENSES

      General and administrative                220               150               150             5,706
                                       ------------      ------------      ------------      ------------

          Total Operating Expenses              220               150               150             5,706
                                       ------------      ------------      ------------      ------------

NET LOSS BEFORE INCOME TAXES                   (220)             (150)             (150)           (5,706)

PROVISION FOR INCOME TAXES                       --                --                --                --
                                       ------------      ------------      ------------      ------------

NET LOSS                               $       (220)     $       (150)     $       (150)     $     (5,706)
                                       ============      ============      ============      ============

BASIC NET LOSS PER SHARE               $         --      $         --      $         --
                                       ============      ============      ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                      13,986,000        29,027,250        44,068,500
                                       ============      ============      ============







   The accompanying notes are an integral part of these financial statements.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                       Statements of Stockholders' Deficit
             For the Six Months Ended June 30, 2006, the Years Ended
         December 31, 2005 and 2004, and the period from April 23, 1998
                        (inception) through June 30, 2006

                                                                                               Deficit
                                                                                             Accumulated
                                                   Common Stock             Additional        During the
                                          ----------------------------        Paid-in        Development
                                             Shares           Amount          Capital           Stage
                                          -----------      -----------      -----------      -----------
Balance at inception, April 23, 1998               --      $        --      $        --      $        --

Issuance of common stock
to the incorporators (see Note 4)          44,005,000            4,401               --               --

Net loss                                           --               --               --           (4,401)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 1998                 44,005,000            4,401               --           (4,401)

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 1999                 44,005,000            4,401              150           (4,551)

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2000                 44,005,000            4,401              300           (4,701)

Issuance of common stock (see Note 4)          63,500                7               (7)              --

Net loss                                           --               --              185             (185)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2001                 44,068,500            4,408              478           (4,886)

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2002                 44,068,500            4,408              628           (5,036)

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2003                 44,068,500            4,408              778           (5,186)

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2004                 44,068,500            4,408              928           (5,336)

Common stock contributed
to capital and canceled (see Note 4)      (30,082,500)          (3,008)           3,008               --

Net loss                                           --               --              150             (150)
                                          -----------      -----------      -----------      -----------

Balance, December 31, 2005                 13,986,000            1,400            4,086           (5,486)

Net loss                                           --               --              220             (220)
                                          -----------      -----------      -----------      -----------

Balance, June 30, 2006                     13,986,000            1,400            4,306           (5,706)
                                          ===========      ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
            For the Six Months Ended June 30, 2006 , the Years Ended
         December 31, 2005 and 2004, and the period from April 23, 1998
                        (inception) through June 30, 2006

                                                                                                      From Inception
                                                        Six months                                      on April 23,
                                                          ended                                         1998 Through
                                                         June 30,         Year ended December 31,         June 30,
                                                           2006            2005            2004            2006
                                                        ----------      ----------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES

      Net loss                                          $     (220)     $    (150)      $     (150)     $   (5,706)
      Adjustments to reconcile net loss to net cash
       used by operating activities:
      Common stock issued for services/expenses                 --             --               --           4,401
      Contributed paid-in capital for services                 220            150              150           1,305
      Change in operating assets and liabilities:
          Accounts payable                                      --             --               --              --
                                                        ----------      ----------      ----------      ----------

          Net Cash Used by Operating Activities                 --             --               --              --
                                                        ----------      ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES                            --             --               --              --
                                                        ----------      ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES                            --             --               --              --
                                                        ----------      ----------      ----------      ----------

DECREASE IN CASH AND CASH EQUIVALENTS                           --             --               --              --

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                            --             --               --              --
                                                        ----------      ----------      ----------      ----------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                          $       --      $      --       $       --      $       --
                                                        ==========      ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES:

      Cash paid for interest                            $       --      $      --       $       --      $       --
      Cash paid for income taxes                        $       --      $      --       $       --      $       --

NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Common stock issued for services rendered         $       --      $      --       $       --      $    4,401
      Contributed paid-in capital for services          $      220      $     150       $      150      $    1,305




   The accompanying notes are an integral part of these financial statements.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              Last Mile Logistics Group, Inc. (the "Company" or "LMLG") was incorporated in Florida on April 23, 1998. The Company has no revenues to date and has been considered a development stage company since its inception (see Note 6).

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

             This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

             a. Accounting Method

             The Company recognizes income and expenses based on the accrual method of accounting. Accordingly, revenues are recognized when earned and expenses are recognized when incurred. The Company has elected a December 31 year-end.

             b. Cash and Cash Equivalents

             Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

             c. Use of Estimates in the Preparation of Financial Statements

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             d. Recent Accounting Pronouncements

              In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets." SFAS No. 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions," to eliminate the exception for non-monetary exchanges of similar productive assets. The Company will be required to apply this statement to non-monetary exchanges after December 31, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Company will be required to apply this statement for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

              In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and related interpretations. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              e. Income Taxes

             The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all or some portion of such deferred tax assets would not be realized.

             At June 30, 2006, the Company had net operating loss carryforwards of $5,486, that may be offset against future taxable income through 2026. No tax benefits have been reported in the financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

             Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to its future use by the Company.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 3 - RELATED PARTY TRANSACTIONS

              The Company has been dependent upon certain individuals, officers, owners, and other related parties to provide capital, management services, assistance in finding new sources for debt and equity financing, office space, and guidance in the development of the Company's business. The related parties have generally provided services and incurred expenses on behalf of the Company in exchange for ownership equity of the Company or have provided the necessary operating capital to continue pursuing its business.
              All amounts paid on behalf of the Company or otherwise relating to the operations of the Company are so reflected in the Company's accounts.

NOTE 4 -EQUITY TRANSACTIONS

             During the period from April 23, 1998 to December 31, 1998, the Company issued 44,005,000 shares of common stock to the incorporators valued at par of $0.0001 per share.

             During the year ended December 31, 2001, the Company issued 63,500 shares of common stock in connection with a bankruptcy case. No value was assigned to these shares.

             During the year ended December 31, 2005, 30,082,500 shares of common stock were redeemed and canceled as a contribution to equity by the incorporators at par of $0.0001 per share or $3,008.

NOTE 5 -FINANCIAL INSTRUMENTS

             Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

             The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.


NOTE 6 -      DEVELOPMENT STAGE OPERATIONS

              As per the provisions of the Financial Accounting Standards Board's SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises" the Company is considered to be in the development stage. Since its inception the Company has devoted substantially all of its time to raising capital, obtaining financing, and research and development activities. Furthermore, the Company has had no revenues and has had recurring losses since its inception. These financial statements include all of the information required to be disclosed by this pronouncement.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 7 - SUBSEQUENT EVENTS

              Subsequent to June 30, 2006, the Company entered into the following agreements:

              1. On September 22, 2006, the Company amended its Articles of Incorporation to assign a par value of $0.0001 to each of its classes of shares as follows: Common stock 100,000,000 shares authorized and preferred stock 5,000,000 shares authorized. All references to shares in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

              2. A Contribution Agreement effective October 2, 2006, whereby the Company issued 45,000,000 shares of common stock in exchange for all units of ownership in Chesapeake Logistics LLC. As a result of this transaction, Chesapeake Logistics LLC has become a wholly-owned subsidiary of the Company. This business combination was accounted for as a reverse acquisition in accordance with FAS 142, and treated as a recapitalization for financial reporting purposes.

              3. Five year employment agreements effective October 2, 2006, with our two executive officers, Regina R. Flood and Brian
                     P. Flood. Pursuant to our employment agreement with Regina
                     R. Flood, Ms. Flood serves as Chairman of the Board and Chief Executive Officer of the Company at an annual salary of $175,000 per annum. Her salary is adjusted annually in accordance with changes in the cost of living index. Ms. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Ms. Flood is subject to non-competition and confidentiality requirements. Pursuant to our employment agreement with Brian P. Flood, Mr. Flood serves as President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer and Secretary of the Company at an annual salary of $125,000 per annum. His salary is adjusted annually in accordance with changes in the cost of living index. Mr. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Mr. Flood is subject to non-competition and confidentiality requirements.

              4. Stock option agreements effective October 2, 2006, granted to our two executive officers, Regina R. Flood and Brian P. Flood. These options are granted to purchase 1,000,000 shares of our common stock to each of Regina R. Flood and Brian P. Flood. The options were granted at an exercise price of $0.10 per share. For each person, 250,000 options vest on October 1, 2007, an additional 250,000 options vest on October 1, 2008, an additional 250,000 options vest on October 1, 2009 and an additional 250,000 options vest on October 1, 2010. Vested options may be exercised at any time through September 30, 2016.

              5. On September 1, 2006, Chesapeake Logistics borrowed $100,000 from an unaffiliated lender pursuant to a Convertible Promissory Note, recorded as a note payable, with interest payable monthly at an annual rate of 9%, with the note maturing on March 1, 2007, and convertible into 1,000,000 units of Chesapeake Logistics LLC, based on a value of $0.10 per unit, at any time prior to the maturity date. On October 2, 2006, the Convertible Promissory Note was converted into a Promissory Note, none of which had been converted into units, in the principal amount of $100,000 and warrants to purchase 1,000,000 shares of our common stock. The warrants are exercisable through June 30, 2007 at an exercise price of $0.10 per share.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


              6. On October 2, 2006, we issued to a former director and officer of the Company, as compensation for services previously rendered to the Company, warrants to purchase 1,000,000 shares of our common stock, based on the value of the services rendered of $1,000. The warrants are exercisable for a period of five years at an exercise price of $0.10 per share.

NOTE 8 -      GOING CONCERN CONSIDERATIONS

              The accompanying financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the financial statements, the Company has a deficit accumulated during its development stage of $5,706 and has no operations. Chesapeake Logistics LLC, purchased by the Company on October 2, 2006, reported negative cash flows from operations and recurring operating losses in its June 30, 2006 financial statements. These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address and alleviate these concerns are as follows:

              Through its wholly-owned subsidiary Chesapeake Logistics, the Company has initiated a plan to rapidly grow the business. As part of this plan, management is exploring options to raise additional operating capital through debt and/or equity financing. No assurance can be given that funds will be available, or, if available, that it will be on terms deemed satisfactory to management.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors of
Last Mile Logistics Group, Inc.
(a development stage company)
Elkridge, Maryland


We have audited the accompanying balance sheets of Last Mile Logistics Group, Inc. (a development stage company) as of June 30, 2006 and December 31, 2005 and the related statements of operations, stockholders' deficit, and cash flows for the six months ended June 30, 2006, the years ended December 31, 2005 and 2004, and the period from April 23, 1998 (inception) to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Last Mile Logistics Group, Inc. (a development stage company) as of June 30, 2006 and December 31, 2005 and the results of their operations and their cash flows for the six months ended June 30, 2006, the years ended December 31, 2005 and 2004, and the period from April 23, 1998 (inception) to June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has negative cash flows from operations, losses from inception, and no operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Bouwhuis, Morrill & Company
---------------------------------

Bouwhuis, Morrill & Company
Layton, Utah
October 26, 2006

                          CHESAPEAKE LOGISTICS, LLC
                                Balance Sheets
                  As of June 30, 2006 and December 31, 2005


                                                   JUNE 30,      DECEMBER 31,
                                                     2006           2005
                                                  ----------     ----------
                                     ASSETS

CURRENT ASSETS
    Cash and cash equivalents                     $   38,431     $   66,952
    Accounts receivable, net (Note 2)                304,104        270,899
    Prepaid and other current assets                  14,248         37,913
                                                  ----------     ----------

        Total Current Assets                         356,783        375,764
                                                  ----------     ----------

PROPERTY & EQUIPMENT - NET (Note 2)                   41,167         46,642

OTHER ASSETS
    Deposits                                          35,616         25,553
    Goodwill                                         698,320        698,320
                                                  ----------     ----------

        Total Other Assets                           733,936        723,873
                                                  ----------     ----------

        TOTAL ASSETS                              $1,131,886     $1,146,279
                                                  ==========     ==========

            LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                              $   64,767     $   39,185
    Accrued expenses                                   8,961         28,034
    Accrued officer compensation                          --         97,939
    Due to related parties                            10,000         34,960
    Current portion of long-term debt                245,135        199,405
                                                  ----------     ----------

        Total Current Liabilities                    328,863        399,523
                                                  ----------     ----------

LONG-TERM DEBT                                       555,281        343,583
                                                  ----------     ----------

        TOTAL LIABILITIES                            884,144        743,106
                                                  ----------     ----------

MEMBERS' EQUITY                                      247,742        403,173
                                                  ----------     ----------

        TOTAL LIABILITIES AND MEMBERS' EQUITY     $1,131,886     $1,146,279
                                                  ==========     ==========


   The accompanying notes are an integral part of these financials statements.

                           CHESAPEAKE LOGISTICS, LLC
            Statements of Operations and Changes in Members' Equity
                 For the Six Months Ended June 30, 2006 and the
                     Years Ended December 31, 2005 and 2004

                                                                SIX MONTHS
                                                                  ENDED            YEAR ENDED DECEMBER 31,
                                                                 June 30,       ----------------------------
                                                                   2006             2005             2004
                                                               -----------      -----------      -----------
NET SALES                                                      $   874,427      $ 1,921,264      $ 1,642,306

COST OF SALES
    Purchased transportation                                       191,971          498,343          608,180
    Wages and employee benefits                                    164,895          349,489          197,127
    Fuel                                                            70,051          151,115          112,012
    Vehicle lease and rental                                        63,544          116,038           81,358
    Other direct costs                                              56,737          136,597           62,912
                                                               -----------      -----------      -----------
        Total Cost of Sales                                        547,198        1,251,582        1,061,589
                                                               -----------      -----------      -----------

GROSS MARGIN                                                       327,229          669,682          580,717
                                                               -----------      -----------      -----------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    Salaries and employee benefits                                 133,193          199,349          179,827
    Officer compensation                                            48,970           97,939           46,060
    Insurance                                                       63,433           99,879          101,147
    Rent                                                            44,004           72,796           35,340
    Professional fees                                               42,546            1,866            5,821
    Bad debt expense                                                39,000           18,322           22,080
    Facility expenses                                               22,059           34,038           14,341
    Employee recruiting costs                                       13,351           29,538           10,739
    Other                                                           55,395          143,431           84,807
                                                               -----------      -----------      -----------
        Total Selling, General and Administrative Expenses         461,951          697,158          500,162
                                                               -----------      -----------      -----------

OTHER (INCOME) EXPENSES
    Gain on sale of assets                                              --           (1,000)              --
    Interest expense                                                30,709           34,958           29,131
                                                               -----------      -----------      -----------
        Total Other (Income) Expenses                               30,709           33,958           29,131
                                                               -----------      -----------      -----------

NET INCOME (LOSS)                                              $  (165,431)     $   (61,434)     $    51,424
                                                               ===========      ===========      ===========

MEMBERS' EQUITY, BEGINNING OF PERIOD                           $   403,173      $   464,607      $   413,183

    Members' contributions                                          10,000               --               --
    Members' withdrawals                                                --               --               --
    Net income (loss)                                             (165,431)         (61,434)          51,424
                                                               -----------      -----------      -----------

MEMBERS' EQUITY, END OF PERIOD                                 $   247,742      $   403,173      $   464,607
                                                               ===========      ===========      ===========


   The accompanying notes are an integral part of these financials statements.

                            CHESAPEAKE LOGISTICS, LLC
                            Statements of Cash Flows
                 For the Six Months Ended June 30, 2006 and the
                     Years Ended December 31, 2005 and 2004

                                                                         SIX MONTHS
                                                                            ENDED         YEAR ENDED DECEMBER 31,
                                                                           June 30,      ------------------------
                                                                             2006           2005           2004
                                                                          ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                   $(165,431)     $ (61,434)     $  51,424
      Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
          Depreciation                                                        8,475         17,717         18,739
          Bad debt expense                                                   39,000         18,322         22,080
          Gain on sale of fixed assets                                           --         (1,000)            --
          Issuance of membership units for services rendered                 10,000             --             --

      Changes in assets and liabilities:
          Accounts receivable                                               (72,205)       (29,431)       (98,391)
          Prepaids and other assets                                          13,602            351        (10,065)
          Accounts payable and accrued expenses                             (91,430)        70,995         27,630

                                                                          ---------      ---------      ---------
              Net Cash Provided by (Used in) Operating Activities          (257,989)        15,520         11,417
                                                                          ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash received from sale of assets                                          --          1,000             --
      Purchase of property and equipment                                     (3,000)        (7,623)          (788)

                                                                          ---------      ---------      ---------
              Net Cash Used in Investing Activities                          (3,000)        (6,623)          (788)
                                                                          ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from issuance of long-term debt                              300,000        120,000             --
      Principal payments on long-term debt                                  (42,572)       (81,942)       (76,963)
      Proceeds from loan payable - related party                             10,000         65,000        144,900
      Payments on loan payable - related party                              (34,960)      (136,000)       (43,940)

                                                                          ---------      ---------      ---------
              Net Cash Provided by (used in) Financing Activities           232,468        (32,942)        23,997
                                                                          ---------      ---------      ---------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                             (28,521)       (24,045)        34,626

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                                    66,952         90,997         56,371
                                                                          ---------      ---------      ---------

CASH AND EQUIVALENTS, END OF PERIOD                                       $  38,431      $  66,952      $  90,997
                                                                          =========      =========      =========

SUPPLEMENTAL CASH FLOW INFORMATION
      Cash payments for interest                                          $  27,868      $  34,958      $  29,131

NON-CASH INVESTING AND FINANCING ACTIVITIES
      Issuance of membership units for services rendered                  $  10,000      $      --      $      --


   The accompanying notes are an integral part of these financials statements.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              Chesapeake Logistics LLC (the "Company" or "CL") was organized as a limited liability company under the laws of the State of Maryland on October 22, 1997. CL is a logistics company headquartered in Elkridge, Maryland that is engaged in the home delivery of large consumer goods, and the courier delivery of small packages.

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

              This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements. The following policies are considered to be significant:

              a. Accounting Method

              The Company recognizes income and expenses based on the accrual method of accounting. Accordingly, revenues are recognized when earned and expenses are recognized when incurred. The Company has elected a December 31 year-end.

              b. Cash and Cash Equivalents

              Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

              c. Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d. Revenue Recognition Policy

              Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are recognized.

              e. Allowance for Doubtful Accounts

              Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 30-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgment. As of June 30, 2006 and December 31, 2005, the allowance for doubtful accounts was $44,977 and $27,829, respectively. Bad

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

             debt expense was $39,000 for the six months ended June 30, 2006, and $18,322 and $22,080 for the years ended December 31, 2005 and 2004, respectively.

             f. Property and Equipment

              Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.
                                                                        June
                                                          Life          2006
                                                         -------     ---------
                    Vehicles                             5 Years     $  60,509
                    Furniture & Fixtures                 5 Years     $   4,460
                    Computer Equipment                   3 Years     $  16,442
                    Software                             3 Years     $  19,000
                    Leasehold Improvements               5 Years     $  14,715
                                                                     ---------
                    Total Cost                                       $ 115,126
                    Less - Accumulated Depreciation                    (73,959)
                                                                     ---------
                    Net Property and Equipment                       $  41,167
                                                                     =========

              Depreciation expense for the six months ended June 30, 2006 was $8,475, and for the years ended December 31, 2005 and 2004 was $17,717 and $18,739, respectively.

              g. Recent Accounting Pronouncements

              In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets." SFAS No. 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions," to eliminate the exception for non-monetary exchanges of similar productive assets. The Company will be required to apply this statement to non-monetary exchanges after December 31, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Company will be required to apply this statement for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

              In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and related interpretations. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              h. Income Taxes

              The Company has elected to be taxed as a partnership under Internal Revenue Code. Under this election, the Company's net income flows through and is taxed at the shareholder level. Therefore, no provision or liability for income taxes is shown in the accompanying financial statements.

NOTE 3 - GOODWILL

              Goodwill represents the excess of cost over the fair value of net assets acquired through acquisitions. In September 2000, CL purchased the assets of U.S. Couriers, and this excess of cost over net assets acquired amounted to $698,320. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, management of the Company has evaluated the resulting goodwill and has determined that the market value has not been impaired, and thus no adjustment to goodwill recorded.

NOTE 4 - RELATED PARTY TRANSACTIONS

              At June 30, 2006, the Company had a related party payable of $10,000, which represents a short-term borrowing from a member of the Company.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 5 - LONG-TERM DEBT

              Long-term debt consists of the following:

                                                                                 June 30,      December 31,
                                                                                   2006            2005
                                                                                 ---------      ---------

              Note payable to Wachovia SBA Lending, Inc. (a)                     $ 362,794      $ 391,706

              Note payable to Wachovia Bank (b)                                    245,989             --

              Credit line payable to M&T Bank (c)                                  150,000        100,000

              Vehicle loans with Ford Credit (d)                                    28,806         34,635

              Credit line with American Express (e)                                 12,827         16,647
                                                                                 ---------      ---------

              Total debt                                                           800,416        542,988

              Less: current portion                                               (245,135)      (199,405)
                                                                                 ---------      ---------

              Long-Term Debt                                                     $ 555,281      $ 343,583
                                                                                 =========      =========



              Maturities of long-term debt are as follows:

              1 - 12 months                                                      $ 245,135      $ 199,405

              13 - 24 months                                                        90,460         89,230

              25 - 36 months                                                        99,425         95,791

              > 36 months                                                          365,396        158,562
                                                                                 ---------      ---------

              Total                                                              $ 800,416      $ 542,988
                                                                                 =========      =========

              (a) On September 29, 2000, the Company entered into a ten-year $700,000 note agreement with Wachovia SBA Lending, Inc. (f/k/a The Money Store Investment Corporation), guaranteed by the U.S. Small Business Administration. The interest rate is adjusted quarterly, at a rate 1.5 percentage points above the prime rate, as published in the Wall Street Journal.

              (b) On January 6, 2006, the Company entered into a $250,000 15-year term note with Wachovia Bank, with a fixed interest rate of 7.49%.

              (c) On November 29, 2005, the Company entered into a flexible line of credit note for $180,000 with M&T Bank. This note agreement charges interest at a rate 1.5 percentage points above the highest prime rate published by the Wall Street Journal. This debt facility is secured by the Company's accounts receivable, along with personal guaranties of the principal management of the Company. While the note

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 5 - LONG-TERM DEBT (continued)

              requires monthly interest payments only, M&T Bank may, upon written notice to borrower, convert this debt to a three-year term obligation.

              (d) The Company purchased two vehicles in 2003, with the entire total purchase price of $58,587 payable under an agreement with Ford Credit, at no interest, for a 5-year period.

              (e) On On March 17, 2005, the Company entered into an unsecured line of credit with American Express for $20,000, with a variable interest rate of 1.99% over the prime rate published by the Wall Street Journal.

NOTE 6 -EQUITY TRANSACTIONS

              During the six months ended June 30, 2006, the Company issued 1,080,000 units of ownership in the Company, with a value of $10,000, for legal services rendered.

NOTE 7 -FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

              The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

              Operatinq Lease - Facility

              The Company is obligated under a seven-year agreement for the lease of its office and warehouse facility. The current monthly lease obligation is approximately $6,708, with an increase to approximately $10,364 effective September 2007, based on a contract escalation clause. Rent expense is recorded based on actual obligation owed for that month. The annual estimated lease obligations in future years are as follows:


              -------------------------- --------------------------
                                           Annual Minimum Lease
                        Year                     Payments
              -------------------------- --------------------------
                        2007                               $95,120
              -------------------------- --------------------------
                        2008                              $125,612
              -------------------------- --------------------------
                        2009                              $129,384
              -------------------------- --------------------------
                        2010                              $133,268
              -------------------------- --------------------------
                        2011                              $137,260
              -------------------------- --------------------------
                        2012                              $141,380
              -------------------------- --------------------------
                        2013                               $96,120
              -------------------------- --------------------------

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 8 - COMMITMENTS AND CONTINGENCIES  (continued)

              Rent expense for the six months ended June 30, 2006 was $44,004 and for the years ended December 31, 2005 and 2004 was $72,796 and $35,340, respectively.

              Operatinq Lease - Vehicles

              The Company is obligated under a lease and service agreement with Ryder Truck Rental, Inc., for the lease, insurance and maintenance of five trucks used in the operation. The current monthly fixed obligation for the lease and insurance is approximately $7,561, subject to annual escalation based on the Consumer Price Index . The annual estimated lease obligations in future years are as follows:

              -------------------------- --------------------------
                                           Annual Minimum Lease
                        Year                     Payments
              -------------------------- --------------------------
                        2007                               $90,732
              -------------------------- --------------------------
                        2008                               $81,996
              -------------------------- --------------------------
                        2009                               $55,788
              -------------------------- --------------------------
                        2010                               $50,850
              -------------------------- --------------------------
                        2011                               $14,670
              -------------------------- --------------------------


NOTE 9 - CONCENTRATIONS OF RISK

              Major Customers

              For the six months ended June 30, 2006, two customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $302,509 and $172,566, or 34.6% and 19.7%, respectively.

              For the year ended December 31, 2005, three customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $734,974, $335,199, and $254,746 or 38.3%, 17.4%, and 13.3%, respectively.

NOTE 10 - SUBSEQUENT EVENTS

              Subsequent to June 30, 2006, the Company entered into a Contribution Agreement effective October 2, 2006, whereby all of the members of the Company transferred and conveyed its units of ownership to Last Mile Logistics Group, Inc. ("LML"), a Florida corporation, in exchange for an aggregate of 45,000,000 shares of common stock of LML. As a result of this transaction, the Company has become a wholly-owned subsidiary of LML.

NOTE 11 -     GOING CONCERN CONSIDERATIONS

              The accompanying financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the financial statements, the Company has negative cash flows from operations and recurring operating losses. These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address and alleviate these concerns are as follows:

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                  June 30, 2006 and December 31, 2005 and 2004


NOTE 11 -     GOING CONCERN CONSIDERATIONS (continued)

              The Company's current negative cash flow is largely due to its initiation of a plan to rapidly grow the business by adding personnel, committing to a larger facility to handle more business, costs of new software and marketing, and incurring consulting, legal and accounting costs associated with the Company's initiative to become registered under the Securities Exchange Act of 1934. As part of this plan, management is exploring options to raise additional operating capital through debt and/or equity financing. No assurance can be given that funds will be available, or, if available, that it will be on terms deemed satisfactory to management.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                            As of September 30, 2006
                                   (Unaudited)


                                                             September 30,
                                                                 2006
                                                              ----------
                                     ASSETS

CURRENT ASSETS                                                $       --
                                                              ----------

          TOTAL ASSETS                                        $       --
                                                              ----------


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

      Accounts payable and accrued expenses                   $       --
                                                              ----------

          Total Current Liabilities                                   --
                                                              ----------

STOCKHOLDERS' DEFICIT

      Common stock, $0.0001 par value; 100,000,000 shares
       authorized, 13,986,000 shares issued
       and outstanding, respectively                               1,400
      Additional paid-in capital                                   4,306
      Deficit accumulated during the development stage            (5,706)
                                                              ----------

          Total Stockholders' Deficit                                 --
                                                              ----------

          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT         $       --
                                                              ==========







   The accompanying notes are an integral part of thesse financial sttements.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                            Statements of Operations
              For the Nine Months Ended September 30, 2006 and 2005
                                   (Unaudited)


                                                Nine Months Ended
                                                  September 30,
                                          ---------------------------
                                             2006            2005
                                          ----------     ------------
REVENUES                                  $       --     $         --
                                          ----------     ------------

OPERATING EXPENSES

      General and administrative                 220              150
                                          ----------     ------------

          Total Operating Expenses               220              150
                                          ----------     ------------

NET LOSS BEFORE INCOME TAXES                    (220)            (150)

PROVISION FOR INCOME TAXES                        --               --
                                          ----------     ------------

NET LOSS                                  $     (220)    $       (150)
                                          ==========     ============

BASIC NET LOSS PER SHARE                  $       --     $         --
                                          ==========     ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                       13,986,000       44,068,500
                                          ==========     ============










   The accompanying notes are an integral part of thesse financial sttements.

                         LAST MILE LOGISTICS GROUP, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
              For the Nine Months Ended September 30, 2006 and 2005
                                   (Unaudited)


                                                           Nine Months Ended
                                                             September 30,
                                                        ----------------------
                                                          2006          2005
                                                        --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES

      Net loss                                          $   (220)     $   (150)
      Adjustments to reconcile net loss to net cash
       used by operating activities:
      Common stock issued for services/expenses               --            --
      Contributed paid-in capital for services               220           150
      Change in operating assets and liabilities:
          Accounts payable                                    --            --
                                                        --------      --------

          Net Cash Used by Operating Activities               --            --
                                                        --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES                          --            --
                                                        --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES                          --            --
                                                        --------      --------

DECREASE IN CASH AND CASH EQUIVALENTS                         --            --

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                          --            --
                                                        --------      --------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                          $     --      $     --
                                                        ========      ========

SUPPLEMENTAL DISCLOSURES:

      Cash paid for interest                            $     --      $     --
      Cash paid for income taxes                        $     --      $     --

NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Contributed paid-in capital for services          $    220      $    150





   The accompanying notes are an integral part of thesse financial sttements.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              Last Mile Logistics Group, Inc. (the "Company" or "LMLG") was incorporated in Florida on April 23, 1998. The Company has no revenues to date and has been considered a development stage company since its inception (see Note 6).

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

              This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

              a. Accounting Method

              The Company recognizes income and expenses based on the accrual method of accounting. Accordingly, revenues are recognized when earned and expenses are recognized when incurred. The Company has elected a December 31 year-end.

              b. Cash and Cash Equivalents

              Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

              c. Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d. Recent Accounting Pronouncements

              In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets." SFAS No. 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions," to eliminate the exception for non-monetary exchanges of similar productive assets. The Company will be required to apply this statement to non-monetary exchanges after December 31, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Company will be required to apply this statement for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

              In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and related interpretations. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              e. Income Taxes

              The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all or some portion of such deferred tax assets would not be realized.

              At September 30, 2006, the Company had net operating loss carryforwards of $5,486, that may be offset against future taxable income through 2026. No tax benefits have been reported in the financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

              Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to its future use by the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

              The Company has been dependent upon certain individuals, officers, owners, and other related parties to provide capital, management services, assistance in finding new sources for debt and equity financing, office space, and guidance in the development of the Company's business. The related parties have generally provided services and incurred expenses on behalf of the Company in exchange for ownership equity of the Company or have provided the necessary operating capital to continue pursuing its business.

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

              All amounts paid on behalf of the Company or otherwise relating to the operations of the Company are so reflected in the Company's accounts.

NOTE 4 - EQUITY TRANSACTIONS

              During the period from April 23, 1998 to December 31, 1998, the Company issued 44,005,000 shares of common stock to the incorporators valued at par of $0.0001 per share.

              During the year ended December 31, 2001, the Company issued 63,500 shares of common stock in connection with a bankruptcy case. No value was assigned to these shares.

              During the year ended December 31, 2005, 30,082,500 shares of common stock were redeemed and canceled as a contribution to equity by the incorporators at par of $0.0001 per share or $3,008.

              On September 22, 2006, the Company amended its Articles of Incorporation to assign a par value of $0.0001 to each of its classes of shares as follows: Common stock 100,000,000 shares authorized and preferred stock 5,000,000 shares authorized. All references to shares in the financial statements have been retroactively restated to reflect the effects of this change in capital structure.

NOTE 5 - FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

              The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.


NOTE 6 - DEVELOPMENT STAGE OPERATIONS

              As per the provisions of the Financial Accounting Standards Board's SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises" the Company is considered to be in the development stage. Since its inception the Company has devoted substantially all of its time to raising capital, obtaining financing, and research and development activities. Furthermore, the Company has had no revenues and has had recurring losses since its inception. These financial statements include all of the information required to be disclosed by this pronouncement.


NOTE 7 - SUBSEQUENT EVENTS

                     Subsequent to September 30, 2006, the Company entered into the following agreements:

              1. A Contribution Agreement effective October 2, 2006, whereby the Company issued 45,000,000 shares of common stock in exchange for all units of ownership in Chesapeake Logistics LLC. As a result

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 7 - SUBSEQUENT EVENTS (continued)

                     of this transaction, Chesapeake Logistics LLC has become a wholly-owned subsidiary of the Company. This business combination was accounted for as a reverse acquisition in accordance with FAS 142, and treated as a recapitalization for financial reporting purposes.

              2. Five year employment agreements effective October 2, 2006, with our two executive officers, Regina R. Flood and Brian
                     P. Flood. Pursuant to our employment agreement with Regina
                     R. Flood, Ms. Flood serves as Chairman of the Board and Chief Executive Officer of the Company at an annual salary of $175,000 per annum. Her salary is adjusted annually in accordance with changes in the cost of living index. Ms. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Ms. Flood is subject to non-competition and confidentiality requirements. Pursuant to our employment agreement with Brian P. Flood, Mr. Flood serves as President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer and Secretary of the Company at an annual salary of $125,000 per annum. His salary is adjusted annually in accordance with changes in the cost of living index. Mr. Flood is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Mr. Flood is subject to non-competition and confidentiality requirements.

              3. Stock option agreements effective October 2, 2006, granted to our two executive officers, Regina R. Flood and Brian P. Flood. These options are granted to purchase 1,000,000 shares of our common stock to each of Regina R. Flood and Brian P. Flood. The options were granted at an exercise price of $0.10 per share. For each person, 250,000 options vest on October 1, 2007, an additional 250,000 options vest on October 1, 2008, an additional 250,000 options vest on October 1, 2009 and an additional 250,000 options vest on October 1, 2010. Vested options may be exercised at any time through September 30, 2016.

              4. On September 1, 2006, Chesapeake Logistics borrowed $100,000 from an unaffiliated lender pursuant to a Convertible Promissory Note, recorded as a note payable, with interest payable monthly at an annual rate of 9%, with the note maturing on March 1, 2007, and convertible into 1,000,000 units of Chesapeake Logistics LLC, based on a value of $0.10 per unit, at any time prior to the maturity date. On October 2, 2006, the Convertible Promissory Note was converted into a Promissory Note, none of which had been converted into units, in the principal amount of $100,000 and warrants to purchase 1,000,000 shares of our common stock. The warrants are exercisable through June 30, 2007 at an exercise price of $0.10 per share.

              5. On October 2, 2006, we issued to a former director and officer of the Company, as compensation for services previously rendered to the Company, warrants to purchase 1,000,000 shares of our common stock, based on the value of the services rendered of $1,000. The warrants are exercisable for a period of five years at an exercise price of $0.10 per share.

NOTE 8 - GOING CONCERN CONSIDERATIONS

              The accompanying financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the financial statements, the Company has a deficit accumulated during its development stage of $5,706 and has no operations. Chesapeake Logistics

                         LAST MILE LOGISTICS GROUP, INC.
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 8 - GOING CONCERN CONSIDERATIONS (continued)

              LLC, purchased by the Company on October 2, 2006, reported negative cash flows from operations and recurring operating losses in its September 30, 2006 financial statements. These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address and alleviate these concerns are as follows:

              Through its wholly-owned subsidiary Chesapeake Logistics, the Company has initiated a plan to rapidly grow the business. As part of this plan, management is exploring options to raise additional operating capital through debt and/or equity financing. No assurance can be given that funds will be available, or, if available, that it will be on terms deemed satisfactory to management.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

                            CHESAPEAKE LOGISTICS, LLC
                                 Balance Sheets
                            As of September 30, 2006
                                   (Unaudited)


                                                      September 30,
                                                          2006
                                                       ----------
                             ASSETS
CURRENT ASSETS
    Cash and cash equivalents                          $   58,089
    Accounts receivable, net (Note 2)                     309,706
    Prepaid and other current assets                      102,691
                                                       ----------

        Total Current Assets                              470,486
                                                       ----------

PROPERTY & EQUIPMENT - NET (Note 2)                        49,877
                                                       ----------

OTHER ASSETS
    Deposits                                               25,395
    Goodwill                                              698,320
                                                       ----------

        Total Other Assets                                723,715
                                                       ----------

        TOTAL ASSETS                                   $1,244,078
                                                       ==========

               LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                   $   89,925
    Accrued expenses                                       31,550
    Current portion of long-term debt                     377,629
                                                       ----------

        Total Current Liabilities                         499,104
                                                       ----------

LONG-TERM DEBT
    Loans payable to members                              341,715
    Other long-term debt                                  285,151
                                                       ----------

        Total Long-Term Debt                              626,866
                                                       ----------

        TOTAL LIABILITIES                               1,125,970
                                                       ----------

MEMBERS' EQUITY                                           118,108
                                                       ----------

        TOTAL LIABILITIES AND MEMBERS' EQUITY          $1,244,078
                                                       ==========


   The accompanying notes are an integral part of these financials statements.

                            CHESAPEAKE LOGISTICS, LLC
                            Statements of Operations
              For the Nine Months Ended September 30, 2006 and 2005
                                   (Unaudited)


                                                                     Nine Months Ended
                                                                       September 30,
                                                               ----------------------------
                                                                   2006             2005
                                                               -----------      -----------
NET SALES                                                      $ 1,297,291      $ 1,414,565

COST OF SALES
    Purchased transportation                                       294,186          388,958
    Wages and employee benefits                                    239,222          242,469
    Fuel                                                           101,941          105,327
    Vehicle lease and rental                                        86,031           83,920
    Other direct costs                                              80,728          125,652
                                                               -----------      -----------
        Total Cost of Sales                                        802,108          946,326
                                                               -----------      -----------

GROSS MARGIN                                                       495,183          468,239
                                                               -----------      -----------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    Salaries and employee benefits                                 204,107          167,375
    Officer compensation                                            56,970           73,454
    Insurance                                                       81,833           68,253
    Rent                                                            69,799           50,544
    Professional fees                                              118,189            1,512
    Bad debt expense                                                39,000           18,070
    Facility expenses                                               31,051           20,266
    Employee recruiting costs                                       22,290           16,623
    Relocation expenses                                             29,719               --
    Other                                                           88,058           72,418
                                                               -----------      -----------
        Total Selling, General and Administrative Expenses         741,016          488,515
                                                               -----------      -----------

OTHER (INCOME) EXPENSES
    Gain on sale of assets                                              --           (1,000)
    Interest expense                                                49,232           25,892
                                                               -----------      -----------
        Total Other (Income) Expenses                               49,232           24,892
                                                               -----------      -----------

NET LOSS                                                       $  (295,065)     $   (45,168)
                                                               ===========      ===========


   The accompanying notes are an integral part of these financials statements.

                            CHESAPEAKE LOGISTICS, LLC
                            Statements of Cash Flows
              For the Nine Months Ended September 30, 2006 and 2005
                                   (Unaudited)


                                                                          Nine Months Ended
                                                                            September 30,
                                                                      ------------------------
                                                                         2006           2005
                                                                      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                        $(295,065)     $ (45,168)
      Adjustments to reconcile net loss to net cash provided
      by (used in) operating activities:
          Depreciation                                                   12,734         12,762
          Bad debt expense                                               39,000         18,070
          Gain on sale of fixed assets                                       --         (1,000)
          Issuance of membership units for services rendered             10,000             --

      Changes in assets and liabilities:
          Accounts receivable                                           (77,807)       (23,590)
          Prepaids and other assets                                     (64,620)       (19,385)
          Accounts payable and accrued expenses                         (43,683)       120,161
                                                                      ---------      ---------
              Net Cash Provided by (Used in) Operating Activities      (419,441)        61,850
                                                                      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash received from sale of assets                                      --          1,000
      Purchase of property and equipment                                (15,969)        (1,008)

                                                                      ---------      ---------
              Net Cash Used in Investing Activities                     (15,969)            (8)
                                                                      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from issuance of long-term debt                          771,715         20,000
      Principal payments on long-term debt                             (310,208)       (59,192)
      Proceeds from loan payable - related party                             --         65,000
      Payments on loan payable - related party                          (34,960)      (128,000)

                                                                      ---------      ---------
              Net Cash Provided by (used in) Financing Activities       426,547       (102,192)
                                                                      ---------      ---------

NET DECREASE IN CASH AND EQUIVALENTS                                     (8,863)       (40,350)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                                66,952         90,997
                                                                      ---------      ---------

CASH AND EQUIVALENTS, END OF PERIOD                                   $  58,089      $  50,647
                                                                      =========      =========

SUPPLEMENTAL CASH FLOW INFORMATION
      Cash payments for interest                                      $  44,351      $  25,892

NON-CASH INVESTING AND FINANCING ACTIVITIES
      Issuance of membership units for services rendered              $  10,000      $      --


   The accompanying notes are an integral part of these financials statements.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 1 - INCLUSION OF ADJUSTMENTS IN INTERIM FINANCIALS

              The unaudited financial statements for the nine months ended September 30, 2006 include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading.

NOTE 2 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              Chesapeake Logistics LLC (the "Company" or "CL") was organized as a limited liability company under the laws of the State of Maryland on October 22, 1997. CL is a logistics company headquartered in Elkridge, Maryland that is engaged in the home delivery of large consumer goods, and the courier delivery of small packages.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

              This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements. The following policies are considered to be significant:

              a. Accounting Method

              The Company recognizes income and expenses based on the accrual method of accounting. Accordingly, revenues are recognized when earned and expenses are recognized when incurred. The Company has elected a December 31 year-end.

              b. Cash and Cash Equivalents

              Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

              c. Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d. Revenue Recognition Policy

                 Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are recognized.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

              e. Allowance for Doubtful Accounts

              Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 30-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgment. As of September 30, 2006, allowance for doubtful accounts was $44,977. Bad debt expense was $39,000 for the nine months ended September 30, 2006.

              f. Property and Equipment

              Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

                                                       Life      September 2006
                                                     -------     --------------
                  Vehicles                           5 Years         $ 60,509
                  Furniture & Fixtures               5 Years         $  4,460
                  Computer Equipment                 3 Years         $ 16,442
                  Software                           3 Years         $ 19,000
                  Leasehold Improvements             5 Years         $ 20,984
                  Total Cost                                         $121,395
                  Less - Accumulated Depreciation                     (71,518)
                                                                     --------
                  Net Property and Equipment                         $ 49,877
                                                                     ========

              Depreciation expense for the six months ended September 30, 2006 was $12,734.

              g. Recent Accounting Pronouncements

              In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets." SFAS No. 153 amends APB Opinion No. 29, "Accounting for Non-monetary Transactions," to eliminate the exception for non-monetary exchanges of similar productive assets. The Company will be required to apply this statement to non-monetary exchanges after December 31, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Company will be required to apply this statement for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

              In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and related interpretations. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

              h. Income Taxes

              The Company has elected to be taxed as a partnership under Internal Revenue Code. Under this election, the Company's net income flows through and is taxed at the shareholder level. Therefore, no provision or liability for income taxes is shown in the accompanying financial statements.

NOTE 4 - GOODWILL

              Goodwill represents the excess of cost over the fair value of net assets acquired through acquisitions. In September 2000, CL purchased the assets of U.S. Couriers, and this excess of cost over net assets acquired amounted to $698,320. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, management of the Company has evaluated the resulting goodwill and has determined that the market value has not been impaired, and thus no adjustment to goodwill recorded.

NOTE 5 - RELATED PARTY TRANSACTIONS

              At September 30, 2006, the Company had a related party loan payable of $341,715, which represents advances made by members of the Company, and evidenced by a promissory note signed on December 5, 2006. The principal and interest on this note are payable in full by the Company on January 2, 2008.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 6 - LONG-TERM DEBT

              Long-term debt consists of the following:

                                                                September 30,
                                                                    2006
                                                                ------------

              Note payable to Wachovia SBA Lending, Inc. (a)    $   345,203

              Loan payable to Brian and Regina Flood (b)            341,715

              Credit line payable to M&T Bank (c)                   180,000

              Note payable to Charles Devries (d)                   100,000

              Vehicle loans with Ford Credit (e)                     25,877

              Credit line with American Express (f)                  11,700
                                                                -----------

              Total debt                                          1,004,495

              Less: current portion                                (377,629)
                                                                -----------

              Long-Term Debt                                    $   626,866
                                                                ===========

              (a) On September 29, 2000, the Company entered into a ten-year $700,000 note agreement with Wachovia SBA Lending, Inc. (f/k/a The Money Store Investment Corporation), guaranteed by the U.S. Small Business Administration. The interest rate is adjusted quarterly, at a rate 1.5 percentage points above the prime rate, as published in the Wall Street Journal.

              (b) During the third quarter of 2006, the Company received advances from Brian and Regina Flood amounting to $341,715. These loans were evidenced by a note agreement entered into on December 5, 2006, with principal and interest payable in full on January 2, 2008, with interest based on the prime rate.

              (c) On November 29, 2005, the Company entered into a flexible line of credit note for $180,000 with M&T Bank. This note agreement charges interest at a rate 1.5 percentage points above the highest prime rate published by the Wall Street Journal. This debt facility is secured by the Company's accounts receivable, along with personal guaranties of the principal management of the Company. While the note requires monthly interest payments only, M&T Bank may, upon written notice to borrower, convert this debt to a three-year term obligation.

              (d) On September 1, 2006, the Company entered into a six-month note agreement with Charles Devries in the amount of $100,000, with interest payable monthly at a rate of 9% per annum. On October 1, 2006, this promissory note was cancelled and a new promissory note in the principal amount of $100,000, and warrants to purchase 1,000,000 shares of common stock, were issued by Last Mile Logistics Group, Inc.

              (e) The Company purchased two vehicles in 2003, with the entire total purchase price of $58,587 payable under an agreement with Ford Credit, at no interest, for a 5-year period.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 6 - LONG-TERM DEBT (continued)

              (f) On On March 17, 2005, the Company entered into an unsecured line of credit with American Express for $20,000, with a variable interest rate of 1.99% over the prime rate published by the Wall Street Journal.

NOTE 7 - EQUITY TRANSACTIONS

              During the nine months ended September 30, 2006, the Company issued 1,080,000 units of ownership in the Company, with a value of $10,000, for legal services rendered.

NOTE 8 - FINANCIAL INSTRUMENTS

              Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

              The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

              Operatinq Lease - Facility

              The Company is obligated under a seven-year agreement for the lease of its office and warehouse facility. The current monthly lease obligation is approximately $6,708, with an increase to approximately $10,364 effective September 2007, based on a contract escalation clause. Rent expense is recorded based on actual obligation owed for that month. The annual estimated lease obligations in future years are as follows:

              -------------------------- --------------------------
                                           ANNUAL MINIMUM LEASE
                        YEAR                     PAYMENTS
              -------------------------- --------------------------
                        2007                       $95,120
              -------------------------- --------------------------
                        2008                      $125,612
              -------------------------- --------------------------
                        2009                      $129,384
              -------------------------- --------------------------
                        2010                      $133,268
              -------------------------- --------------------------
                        2011                      $137,260
              -------------------------- --------------------------
                        2012                      $141,380
              -------------------------- --------------------------
                        2013                       $96,120
              -------------------------- --------------------------

              Rent expense for the nine months ended September 30, 2006 was $69,799.

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 9 - COMMITMENTS AND CONTINGENCIES  (continued)

              Operatinq Lease - Vehicles

              The Company is obligated under a lease and service agreement with Ryder Truck Rental, Inc., for the lease, insurance and maintenance of five trucks used in the operation. The current monthly fixed obligation for the lease and insurance is approximately $7,561, subject to annual escalation based on the Consumer Price Index. The annual estimated lease obligations in future years are as follows:

              -------------------------- --------------------------
                                           ANNUAL MINIMUM LEASE
                        YEAR                     PAYMENTS
              -------------------------- --------------------------
                        2007                       $90,732
              -------------------------- --------------------------
                        2008                       $81,996
              -------------------------- --------------------------
                        2009                       $55,788
              -------------------------- --------------------------
                        2010                       $50,850
              -------------------------- --------------------------
                        2011                       $14,670
              -------------------------- --------------------------

NOTE 10 - CONCENTRATIONS OF RISK

              Major Customers

              For the nine months ended September 30, 2006, two customers generated revenues in excess of 10% of the Company's total consolidated revenues. Revenues from these customers totaled $402,029 and $247,226, or 31.0% and 19.1%, respectively.

NOTE 11 - SUBSEQUENT EVENTS

              Subsequent to September 30, 2006, the Company entered into a Contribution Agreement effective October 2, 2006, whereby all of the members of the Company transferred and conveyed its units of ownership to Last Mile Logistics Group, Inc. ("LML"), a Florida corporation, in exchange for an aggregate of 45,000,000 shares of common stock of LML. As a result of this transaction, the Company has become a wholly-owned subsidiary of LML.

              On December 5, 2006 the Company entered into a note agreement with its officers, Brian and Regina Flood, to recognize loans made to the Company, with amount owed of $341,715 as of September 30, 2006. Subsequent to September 30, 2006, additional loans made to the Company under this note agreement, through December 5, 2006, have amounted to $126,000.

NOTE 12 - GOING CONCERN CONSIDERATIONS

              The accompanying financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the financial statements, the Company has negative cash flows from operations and recurring operating losses. These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address and alleviate these concerns are as follows:

                            CHESAPEAKE LOGISTICS, LLC
                        Notes to the Financial Statements
                               September 30, 2006


NOTE 12 - GOING CONCERN CONSIDERATIONS (continued)

              The Company's current negative cash flow is largely due to its initiation of a plan to rapidly grow the business by adding personnel, committing to a larger facility to handle more business, costs of new software and marketing, and incurring consulting, legal and accounting costs associated with the Company's initiative to become registered under the Securities Exchange Act of 1934. As part of this plan, management is exploring options to raise additional operating capital through debt and/or equity financing. No assurance can be given that funds will be available, or, if available, that it will be on terms deemed satisfactory to management.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

                 LAST MILE LOGISTICS GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                         Pro Forma Financial Information


              DESCRIPTION OF ACQUISITION TRANSACTION

              The accompanying unaudited condensed combined pro forma balance sheet is prepared to present the acquisition of Chesapeake Logistics LLC by Last Mile Logistics Group, Inc. (LMLG) to aid the user in understanding the acquisition. The pro forma balance sheet is presented as though the acquisition took place on September 30, 2006.

              On October 2, 2006, LMLG issued 45,000,000 common shares to purchase all units of ownership outstanding for Chesapeake Logistics LLC (CL). In accordance with SFAS 141, this acquisition is accounted for as a reverse acquisition, and qualifies as a recapitalization for financial reporting purposes. As a result, CL is treated as the acquiring entity for accounting purposes to properly account for this transaction.

              LMLG was incorporated under the laws of the state of Florida on April 23, 1998, and is currently in the development stage.

              CL was organized under the laws of the state of Maryland on October 22, 1997, and is currently in the business of providing logistics services in the Mid-Atlantic region of the United States.

              The unaudited condensed combined pro forma balance sheet is provided for informational purposes only and should not be construed to be indicative of the combined Company's balance sheet had the transaction been consummated on the date indicated.

                 LAST MILE LOGISTICS GROUP, INC. AND SUBSIDIARY
                          (A Development Stage Company)
              Unaudited Condensed Combined Pro Forma Balance Sheet
                            As of September 30, 2006

                                                 LAST MILE                              PRO FORMA
                                                 LOGISTICS           CHESAPEAKE        ADJUSTMENTS             PRO FORMA
                                                GROUP, INC.        LOGISTICS LLC         INC(DEC)              COMBINED
                                                -----------         -----------        -----------            -----------
ASSETS
    CURRENT ASSETS
       Cash and cash equivalents                $        --         $    58,089        $        --            $    58,089
       Accounts receivable, net                          --             309,706                 --                309,706
       Prepaid and other current assets                  --             102,691                 --                102,691
                                                -----------         -----------        -----------            -----------

          Total Current Assets                           --             470,486                 --                470,486
                                                -----------         -----------        -----------            -----------

    PROPERTY & EQUIPMENT - NET                           --              49,877                 --                 49,877
                                                -----------         -----------        -----------            -----------

    OTHER ASSETS
       Deposits                                          --              25,395                 --                 25,395
       Goodwill                                          --             698,320                 --                698,320
                                                -----------         -----------        -----------            -----------

          Total Other Assets                             --             723,715                 --                723,715
                                                -----------         -----------        -----------            -----------

          TOTAL ASSETS                          $        --         $ 1,244,078        $        --            $ 1,244,078
                                                ===========         ===========        ===========            ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES
       Current portion of long-term debt        $        --         $   377,629        $        --            $   377,629
       Other current liabilities                         --             121,475                 --                121,475
                                                -----------         -----------        -----------            -----------

          Total Current Liabilities                      --             499,104                 --                499,104
                                                -----------         -----------        -----------            -----------

    LONG-TERM DEBT                                       --             626,866                 --                626,866
                                                -----------         -----------        -----------            -----------

          TOTAL LIABILITIES                              --           1,125,970                 --              1,125,970
                                                -----------         -----------        -----------            -----------

    STOCKHOLDERS' EQUITY
       Common stock                                   1,400                  --              4,500 (1)              5,900
       Members' equity                                   --             118,108           (118,108)(2)                 --
       Additional paid-in capital                     4,306                  --             (4,500)(1)            203,930
                                                                                           209,830 (2)
                                                                                            (5,706)(3)
       Accumulated deficit                           (5,706)                 --            (91,722)(2)            (91,722)
                                                                                             5,706 (3)
                                                -----------         -----------        -----------            -----------
          Total Stockholders' Equity                     --             118,108                 --                118,108
                                                -----------         -----------        -----------            -----------

          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                  $        --         $ 1,244,078        $        --            $ 1,244,078
                                                ===========         ===========        ===========            ===========

                   See Summary of Assumptions and Disclosures.

                 LAST MILE LOGISTICS GROUP, INC. AND SUBSIDIARY
                     Summary of Assumptions and Disclosures


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         a. Pro Forma Adjustments:

            1.  Common stock (LMLG)                       $     4,500
                Additional paid-in capital (LMLG)         $    (4,500)

                To record the acquisition of CL through the issuance of 45,000,000 shares of LMLG common stock.

            2.  Additional paid-in capital                $   209,830
                Accumulated deficit                       $   (91,722)
                Member's Equity (CL)                      $  (118,108)

                To reclass CL membership units to accumulated deficit and additional paid-in capital.

            3.  Accumulated deficit                       $     5,706
                Additional paid-in capital                $    (5,706)

                To reclass LMLG deficit to additional paid-in capital.

                                    PART III

INDEX TO EXHIBITS

       2.0 Contribution Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc., Chesapeake Logistics, LLC and the members of Chesapeake Logistics, LLC*

       3.0 Amended and Restated Articles of Incorporation of Last Mile Logistics Group, Inc.*

       3.1    Amended and Restated Bylaws of Last Mile Logistics Group, Inc.*

       4.0 Form of Common Stock Share Certificate of Last Mile Logistics Group, Inc.*

       10.0 Promissory Note dated September 29, 2000 in the principal amount of $700,000 made by Chesapeake Logistics, LLC to the order of Wachovia SBA Lending, Inc. (f/k/a The Money Store Investment Corporation)*

       10.1 Commercial Security Agreement dated September 29, 2000 between Chesapeake Logistics, LLC and Wachovia SBA Lending, Inc. (f/k/a The Money Store Investment Corporation)*

       10.2 Business Flex Line of Credit Note dated November 29, 2005 in the principal amount of $180,000 made by Chesapeake Logistics, LLC to the order of Manufactures and Traders Trust Company*

       10.3 Specific Security Agreement (Maryland) dated November 30, 2005 between Chesapeake Logistics, LLC and Manufacturers and Traders Trust Company*

       10.4 Promissory Note dated January 6, 2006 in the principal amount of $250,000 made by Chesapeake Logistics, LLC to the order of Wachovia Bank, National Association*

       10.5 Truck Lease and Service Agreement dated as of October 1, 2004 by and between Ryder Truck Rental, Inc. and Chesapeake Logistics, LLC*

       10.6 Standard Industrial Lease dated April 3, 2006 between The Realty Associates Fund, VI, L.P. and Chesapeake Logistics, LLC*

       10.7 Employment Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Regina R. Flood*

       10.8 Employment Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Brian P. Flood*

       10.9 Stock Option Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Regina R. Flood*

       10.10 Stock Option Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Brian P. Flood*

       10.11 Promissory Note dated October 2, 2006 in the principal amount of $125,000 made by Last Mile Logistics Group, Inc. to the order of James A. Rose, II*

       10.12 Modification Agreement dated October 2, 2006 by and among Last Mile Logistics Group, Inc., Chesapeake Logistics, LLC and Thomas
              H. DeVries*

       10.13 Warrants dated October 2, 2006 issued by Last Mile Logistics Group, Inc. to James A. Rose, II*

       10.14 Promissory Note dated December 5, 2006 in the principal amount of $462,834.13 made by Chesapeake Logistics to the order of Brian P. Flood and Regina R. Flood

       21.0   Subsidiaries of the Registrant*

----------
* Filed as an exhibit to the Registration Statement on Form 10-SB of Last Mile Logistics Group, Inc. on November 7, 2006.

                                 SIGNATURE PAGE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Last Mile Logistics Group, Inc.



Date:  January 2, 2007                By: /s/ REGINA R. FLOOD
                                          --------------------------------------
                                              Regina R. Flood, Chairman and
                                              Chief Executive Officer




















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